Exhibit 1

Interim Report Q1 2015

FOR THE THREE MONTHS ENDED MAR. 31 (MILLIONS, EXCEPT PER SHARE AMOUNTS)	2015	2014

Consolidated net income[1]	$1,438	$843

Funds from operations[2,3]	557	492

Per Brookfield share

Net income[2,4]	$0.73	$0.53

Funds from operations[2,3,4]	0.55	0.48

1.       Consolidated basis – includes amounts attributable to non-controlling interests

2.       Excludes amounts attributable to non-controlling interests

3.       See basis of presentation on page 22

4.       Adjusted to reflect three-for-two stock split effective May 12, 2015

	As at
TOTAL (MILLIONS, EXCEPT PER SHARE AMOUNTS)	Mar. 31, 2015	Dec. 31, 2014

Assets under management	$207,132	$203,840

Consolidated total assets	129,292	129,480

Fee bearing capital	93,208	88,540

Diluted number of common shares outstanding[1]	983.2	983.2

Market trading price per share – NYSE[1]	$35.74	$33.42

1. Adjusted to reflect the three-for-two stock split effective May 12, 2015

Q1 2015 INTERIM REPORT	1

LETTER TO SHAREHOLDERS

Dear shareholders,

Overview

Total net income for the first quarter was $1.4 billion or $0.73 per share and Funds from Operations (FFO) was $557 million or $0.55 per share. Our U.S. businesses generated strong results, partly offset by our foreign operations once converted to U.S. dollars.

Fundraising continued to be very active and we expect our current private fundraising efforts to achieve or exceed the original fund expectations with several final closes by the end of this year. Based on our pace of investing, we also expect to be in position to commence marketing an additional $10 billion of funds later this year.

We had an active three months in which we acquired the balance of Canary Wharf, completed a $1.2 billion corporate equity issue, closed on the acquisition of the balance of our North American residential business, added a number of assets into our opportunity funds, bought out our partner in our global facilities business, and made our first significant oil investment since the change in oil valuations by acquiring a 50% interest in a U.S. public company’s Australian business.

Operations

Our asset management fees rose 18% year over year to $791 million over the last 12 months and our assets under management are now well over $200 billion. Fee bearing capital is $93 billion and we continue to see institutional and high net worth investors allocate increasing amounts of their portfolios to real asset strategies.

Our three flagship partnerships in property, renewable energy and infrastructure are all performing well, and each announced increases in their cash distribution targets late last year reflecting continued growth in their underlying FFO. These businesses are all benefitting from new acquisitions as well as operational improvements at existing businesses.

Over the course of this year and into 2016, we expect to be marketing in excess of $20 billion in flagship private funds, including for select new funds focused on specific opportunities we see in certain sectors and markets.

Brookfield Property Group

We had strong leasing activity across our operations with strong results recorded in our office, retail and industrial property portfolios, generating FFO in the quarter of $283 million, up 37% year over year.

We completed the acquisition of Canary Wharf, increasing our interest in one of the world’s leading commercial real estate developments. We are working with management of Canary Wharf to launch a number of new office and residential buildings. Our future development density is over 11 million square feet in one of the most sought after real estate markets in the world.

We launched construction of our second tower at Manhattan West, after signing a long-term lease with a leading New York professional services firm for over 500,000 square feet. We financed this tower with a $1.2 billion construction loan and we expect to complete the tower for occupancy in 2019.

Institutional investors are continuing to allocate an increasing portion of their capital to high quality real estate, and we recently sold a 37.5% stake in our Ala Moana project in Honolulu to two institutional clients in a transaction that valued the property at $5.5 billion. We also made significant progress on the sale of mature assets in Seattle, Washington D.C., Boston and London during the quarter. We expect to generate approximately $1.5 billion from the sale of these mature office properties over the balance of this year.

Brookfield Renewable Energy Group

Our renewable energy group continues to expand and generated FFO in the quarter of $81 million, slightly below our expectations, largely due to weak hydrology in Brazil.

North American electricity prices continue to increase from the cyclical lows seen in the last few years. As a result, we are starting to sign long-term contracts to supply both energy and generation capacity on attractive terms at our facilities in New England and the southeast U.S., which will increase future cash flows.

Brazil is in the midst of a serious drought, so going into the year we reduced the amount of electricity we were contracted to supply by 20%, in anticipation of both weak hydrology and higher market prices. The rainy season in Brazil has now passed and reservoirs remain at relatively low levels by historic standards. We expect hydrology to remain weak this year. But, in the long term, Brazil’s renewable energy market remains an extremely attractive place to invest, and the sector and country’s short-term challenges are creating attractive acquisition opportunities.

In Europe, we acquired a 123 MW wind farm in Portugal during the quarter, and we are looking at a number of other opportunities. We completed construction of two new wind facilities in our 700 MW Irish portfolio acquired last year, and this platform should continue to generate good organic growth initiatives.

2	BROOKFIELD ASSET MANAGEMENT

Brookfield Infrastructure Group

Our core infrastructure businesses performed well in the quarter, with strong results from our UK utility, Australian rail and port assets, and newly-acquired Brazilian rail business. FFO for the quarter, on a comparable currency basis, rose 10% to $57 million.

Our flagship listed partnership raised $950 million in an equity offering. We invested $350 million in this financing to maintain our ownership. We plan to invest this capital in a number of attractive investment opportunities. In our most recent growth initiative, we closed the $2.3 billion acquisition of a French telecom tower portfolio. We are now working with management on growth opportunities in this business, as media and telecom clients are demanding increased network capacity.

We set the stage for future growth in our natural gas storage business, as energy companies look to sell infrastructure to raise capital during a period when oil and gas prices are lower than the industry expected. We struck long-term labour agreements in our U.S. ports business that paved the way for automation projects that will make our West Coast terminals the most efficient and cost-effective in the United States.

We continue to explore opportunities to invest in high quality infrastructure assets in South America and in commodity-related sectors, as capital is scarce and most companies are now willing to consider the sale of non-core assets.

Brookfield Private Equity Group

We have been consolidating the majority of our balance sheet investments into our private equity group, while at the same time increasing the scale of our private funds to scale up this business. These initiatives should significantly increase FFO from this group in the future. Cash flow from these investments will always be intermittent, often with the full value of the business not being recognized until it is sold. For the quarter, FFO was $62 million, compared to $94 million in the same period a year ago.

We completed the privatization of our North American housing operations and took 100% control of our facilities management business. We closed the merger of our two oriented strand-board businesses, and now control 53% of North America’s leading wood products company.

We recently committed to invest in a U.S. graphite electrodes producer, a Canadian manufacturer of infrastructure products, and the recapitalization of a palladium mining company. We continue to grow our cold storage business and recently acquired three facilities that provide specialized warehouse space to a wide spectrum of food producers, primarily in the seafood industry. This added to the 16 million cubic feet of facilities we currently own.

Subsequent to quarter end, we partnered to acquire an oil and gas business in Western Australia for $2.1 billion from a U.S. energy company that was refocusing on its home market. As part of this acquisition, we received $500 million from a major industrial customer as prepayment on future sales of natural gas, which mitigates our risk on this investment.

Common Share Equity Issue

We recently completed a public offering of common shares in Brookfield Asset Management for $1.225 billion. We issued these shares to increase our financial resources in order to capitalize on what we perceive to be an exceptional investment environment, predominately outside of the United States. To indicate our confidence in the company, members of the management partnership who run Brookfield and who own upwards of 20% of the capital of the company, acquired $75 million of these shares.

Over the past 20 years, we have rarely issued common share equity. The only recent occurrence was in 2011 when we completed a $1.5 billion common share equity issue to acquire a strategic stake in General Growth Properties (GGP). Looking back, this was clearly the right decision despite the increase in shares outstanding as it provided us the resources to solidify our investment in GGP which then facilitated the launch of Brookfield Property Partners (BPY). Since then BPY has been able to privatize Brookfield Office Properties into BPY, and more recently allowed us to acquire the balance of Canary Wharf. We are well on our way to creating the pre-eminent global property entity in the capital markets.

We believe that we are entering an investment phase which will offer us a number of great opportunities. First, in oil, there are some very significant energy infrastructure and private equity opportunities which we are working on. Second, the capital availability in Brazil today is even more constrained than it was in the United States in 2009. We believe that this will result in large scale, high quality opportunities for each of our four businesses. Given our scale and platform in Brazil, we are one of the few capable of capitalizing on these. And third, due to the volatility in commodities, and substantially lower commodity prices than just a few years ago, we believe that we will be able to assist a number of entities by providing capital for quality infrastructure while allowing companies to focus on their core businesses.

As a result of the above, we have recently increased the resources of our three listed partnerships, and are currently raising a new round of large private funds. Capital raising initiatives have included debt placements, asset sales or equity issues at Brookfield Infrastructure Partners (BIP), Brookfield Renewable Energy Partners (BREP) and Brookfield Property Partners (BPY).

Seldom do we recommend selling a small piece of what we all own (by increasing the number of common shares outstanding by 3%) to expand the business. But, at this juncture, we believed that it is worth re stocking our cash resources in order to augment our flexibility in pursuing these opportunities. While there are never any guarantees, we believe we will be able to put these funds to work very productively.

Q1 2015 INTERIM REPORT	3

Brookfield Residential

We closed on the privatization of Brookfield Residential this quarter. We purchased the remaining 30% of the company that we did not already own for $845 million.

Brookfield Residential has approximately $4.5 billion of total assets based on our privatization value. There are two main businesses in this operation. The first is a traditional homebuilder which currently sells 2,500 single and multifamily homes per year. Through market recovery and expansion of the business, we should be able to sell 5,000 homes annually within five years. This portion of the company should earn $150 million to $200 million annually if we can achieve our performance objectives.

The second business is the ownership of largely residential land. We own land which we entitle by working with local authorities to plan home communities, invest in services such as roads and utilities, and then either sell lots to other builders or use the lots in our homebuilding company, which builds a home on the land. Over the next 15 to 20 years this business in California, Texas, Colorado, Washington D.C., Toronto, Calgary and Edmonton should generate $7.5 billion to $10 billion of cash, net of servicing costs, on an undiscounted basis. The range results from whether we will see normal increases in lot values, or more muted increases. The cash generated will be used to regenerate the business and will also generate substantial free cash flow.

We have significant exposure to the Alberta housing market, where demand is linked to oil industry sentiment. In the short run, there is no doubt that results in our Alberta business will not be as robust as recent years. But while the past is no guarantee of the future, our investment over the past 20 years with this business, despite many cycles, has been extremely positive. This business has generated compound returns in excess of 20% on total capital for over 20 years. If we are anywhere near as successful in the next 20 years, shareholders should be very pleased having this business tucked away on the balance sheet of Brookfield for a long time.

Transaction Sourcing

Despite stock markets being at highs and many assets being fully valued, we continue to find many opportunities on a day-to-day basis.

Our investment strategy is generally focused on acquiring assets in out of favour markets, or assets which have been burdened with too much financial leverage. In 2009, we invested most of our capital into the U.S. Today, we are not investing substantial capital in the U.S. but instead are seeing many opportunities in Australia, Brazil, Canada, Asia and Europe. Each situation is different but they generally arise due to a market suffering lack of capital, a company which needs to deleverage, or they come from out-of-favour sectors or countries.

Our strategic advantage in sourcing deals continues to be our size, our operating platforms and our network of people and offices around the world, which combine to enable us to invest in transactions where most investors cannot.

One interesting new area of deal opportunities for us over the past year has been assisting corporations accomplish goals such as raising capital and focusing the business when they come under pressure from shareholders. During the last quarter we have been involved in four situations of scale. These could well be a pre-cursor of more to come. A few examples are as follows:

•

We had a 15 year very successful partnership to manage facilities of global corporations. The venture was a 50/50 partnership which we started from nothing and operated in Canada, Australia and New Zealand. Last year, investors of their company wanted them to sell “low margin” businesses and we therefore purchased the other half of our business for $200 million. Our view is that we made an excellent purchase. We never look at margins per se, instead as entrepreneurs we are focused on return on capital invested. We acquired these businesses at 9x cash flows and think we can expand them globally, starting first with the U.S. where we were prohibited from operating previously on behalf of external parties, but happen to be the largest owner of commercial properties.

•

In Australia, a U.S.-owned oil company managing a number of oil and gas operating and development assets came under pressure from their shareholders. As a result, and due to our broad Australian business, we were able to acquire an interest in a group of these assets. The output from the operating assets is largely contracted with take-or-pay off-take contracts. This investment required $2.1 billion of capital and was split 50/50 with another private equity firm.

•

In Brazil, the largest owner of the highest quality office company in the country decided to take the company private but needed capital to accomplish this. We have agreed to purchase seven high quality assets from them valued at close to $1 billion, subject to the completion of the privatization.

•

In the U.S., we recently acquired a multifamily residential business for $2.5 billion as the board of the company had come under pressure from shareholders. We had the ability to quickly diligence the situation, and commit to a $2.5 billion investment, ensuring certainty in their process.

4	BROOKFIELD ASSET MANAGEMENT

Culture as a Competitive Advantage

We are often asked whether Brookfield can continue to increase the amount of capital we have invested in global opportunities, on a profitable basis. The short answer is that we believe we can.

While acknowledging the normal challenges, we believe we have three distinct competitive advantages which will help us accomplish our goals:

•

Team Approach – The first advantage is that over the years, we have invested significant capital and human resources to build out the backbone and support structure of our operations, creating a first-in-class global company. Operating decisions are a culmination of the views of approximately 40 members of the management partnership, our 18 senior managing partners, our 700 investment executives and our more than 28,000 employees. We try to mix entrepreneurship, institutional stewardship, best-in-class professionalism, global scale and localized expertise; all with a focus on generating long-term capital appreciation. Our team approach to our business, the pursuit of excellence and commitment to our colleagues and investment partners drives this success.

•

Our Global Reach – Brookfield’s second advantage is the scale and global reach of our operations, enabling us to invest in and manage assets and opportunities across many investment products and jurisdictions, efficiently and effectively. The flexibility to opportunistically invest capital in this manner is rarely possible with smaller firms. We have built a global company operating today in the major cities of the world including London, New York, Sydney, São Paulo, Toronto, Shanghai, Dubai and Mumbai and many other locations. We are diversified: culturally, financially and geographically. As an investor in our company you acquire exposure to global economic and business diversification which few other investments offer.

•

A Distinct Culture – The third advantage and possibly our most important is our distinct corporate culture. We have written extensively over the years on our first two advantages, but seldom have we attempted to explain “how” we operate and “why” we believe our culture provides us with an important competitive advantage.

While admittedly it is difficult to define culture precisely (the Oxford Dictionary defines it as “the attitudes and behaviour characteristic of a particular group”), ours is based on the following key principles:

•

Principles of Business – Our core fundamental business principles are set out in our annual report and were formed by our early founders, and refined over the years. These principles include: building our business and all our relationships based on integrity, value investing in how we allocate and invest capital, fair-sharing in our relationships and measuring success based on total return on capital over the long term. We are required to report quarterly, but regardless of short-term reported results, our investment focus is always on creating long-term sustainable appreciation on invested capital.

•

Personal Financial Commitment – We promote long-term ownership stability and orderly management succession and encourage our senior executives to devote most of their financial resources to investing in Brookfield. As a result, collectively our management partnership owns approximately 20% of Brookfield, which is consistent with our efforts to align our interests with investors and clients throughout the organization.

•

Operating as a Partnership – We operate internally as a “true partnership” with long-term investment horizons. Our management partners are highly specialized, but all recognize that by working collaboratively together as a team, we can achieve far more than if we were structured on a more traditional basis.

Our global platform enables us to finance and invest in a wide variety of opportunities, and few asset management firms offer as diverse a platform of specialized investment products. As we look forward to future decades, we believe that we are well positioned to build on our successes.

Lastly, on behalf of the corporation, our senior partners also commit their time and financial resources to charitable and community causes. We do this not for personal attribution; in fact most of our personal donations are made to benefit our corporate brand, rather than ourselves. But, we do believe this obligation goes along with building an enduring corporate franchise.

We feel privileged to be associated with the development of Brookfield, and believe our culture should assist us to be able to continue to profitably generate long-term capital appreciation for our clients and investors.

Q1 2015 INTERIM REPORT	5

Summary

We remain committed to being a world-class alternative asset manager, and investing capital for you and our investment partners in high quality, simple to understand assets which earn a solid cash return on equity, while emphasizing downside protection for the capital employed.

The primary objective of the company continues to be generating increased cash flows on a per share basis, and as a result, higher intrinsic value per share over the longer term.

And, while I personally sign this letter, it is done so on behalf of all of the members of the Brookfield team, who collectively generate the results for you. Please do not hesitate to contact any of us, should you have suggestions, questions, comments, or ideas you wish to share with us.

J. Bruce Flatt

Chief Executive Officer

May 6, 2015

6	BROOKFIELD ASSET MANAGEMENT

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL RESULTS

Our Management’s Discussion and Analysis (“MD&A”) is provided to enable a reader to assess our results of operations and financial condition for the interim period ended March 31, 2015. This MD&A should be read in conjunction with our 2014 Annual Report. Unless the context indicates otherwise, references in this report to the “Corporation” refer to Brookfield Asset Management Inc., and references to “Brookfield,” “us,” “we,” “our” or “the company” refer to the Corporation and its direct and indirect subsidiaries and consolidated entities. The company’s consolidated financial statements are in U.S. dollars, and are prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board.

We are incorporated in Ontario, Canada and qualify as an eligible Canadian issuer under the Multijurisdictional Disclosure System and as a “foreign private issuer” as such term is defined in Rule 405 under the U.S. Securities Act of 1933, as amended, and Rule 3b-4 under the U.S. Securities Exchange Act of 1934, as amended. As a result, we comply with U.S. continuous reporting requirements by filing our Canadian disclosure documents with the SEC; our annual report is filed under Form 40-F and we furnish our quarterly interim reports under Form 6-K.

Organization of the MD&A
PART 1 – Overview and Outlook		PART 3 – Operating Segment Results		PART 4 – Capitalization and Liquidity
Our Business	8	Basis of Presentation	22	Capitalization	36
Economic and Market Review	9	Summary of Results by Operating Segment		Liquidity	41
			23	Review of Consolidated Statement of Cash Flows
PART 2 – Financial Performance Review		Asset Management	25		42
		Property	27
Selected Financial Information	11	Renewable Energy	29	PART 5 – Additional Information
Financial Performance	12	Infrastructure	31	Accounting Policies and Internal Controls
Financial Profile	16	Private Equity	32		43
Corporate Dividends	21	Residential Development	33	Management Representations and Internal Controls
		Service Activities	34		44
		Corporate Activities	35

We provide additional information on our basis of presentation of financial information contained in the MD&A and key financial measures on pages 33 and 34 of our December 31, 2014 Annual Report.

STATEMENT REGARDING FORWARD-LOOKING STATEMENTS AND USE OF NON-IFRS MEASURES

This Report to Shareholders contains “forward-looking information” within the meaning of Canadian provincial securities laws and “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, Section 21E of the U.S. Securities Exchange Act of 1934, as amended, “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995 and in any applicable Canadian securities regulations. We may provide such information and make such statements in the Report, in other filings with Canadian regulators or the U.S. Securities and Exchange Commission or in other communications. See “Cautionary Statement Regarding Forward-Looking Statements and Information” on page 44.

We disclose a number of financial measures in this Report that are calculated and presented using methodologies other than in accordance with IFRS. We utilize these measures in managing the business, including performance measurement, capital allocation and valuation purposes and believe that providing these performance measures on a supplemental basis to our IFRS results is helpful to investors in assessing the overall performance of our businesses. These financial measures should not be considered as a substitute for similar financial measures calculated in accordance with IFRS. We caution readers that these non-IFRS financial measures may differ from the calculations disclosed by other businesses, and as a result, may not be comparable to similar measures presented by others. Reconciliations of these non-IFRS financial measures to the most directly comparable financial measures calculated and presented in accordance with IFRS, where applicable, are included within this MD&A.

Information contained in or otherwise accessible through the websites mentioned does not form part of this Report. All references in this Report to websites are inactive textual references and are not incorporated by reference.

Q1 2015 INTERIM REPORT	7

PART 1 – OVERVIEW AND OUTLOOK

OUR BUSINESS

Brookfield is a global alternative asset manager with over $200 billion in assets under management. For more than 100 years we have owned and operated assets on behalf of shareholders and clients with a focus on property, renewable energy, infrastructure and private equity.

We manage a wide range of investment funds and other entities that enable institutional and retail clients to invest in these assets. We earn asset management income including fees, carried interests and other forms of performance income for doing so. As at March 31, 2015, our managed funds and listed partnerships represented $93 billion of invested and committed fee bearing capital. These products include publicly listed partnerships that are listed on major stock exchanges as well as private institutional partnerships that are available to accredited investors, typically pension funds, endowments and other institutional investors. We also manage portfolios of listed securities through a series of segregated accounts and mutual funds.

We align our interests with clients’ by investing alongside them and have $27 billion of capital invested in our listed partnerships and private funds, based on IFRS carrying values.

Our business model is simple: (i) raise pools of capital from ourselves and clients that target attractive investment strategies, (ii) utilize our global reach to identify and acquire high-quality assets at favourable valuations, (iii) finance them on a long-term basis, (iv) enhance the cash flows and values of these assets through our operating platforms to earn reliable, attractive long-term total returns, and (v) realize capital from asset sales or refinancings when opportunities arise.

Organization Structure

Our operations are organized into five principal groups (“operating platforms”). Our property, renewable energy, infrastructure and private equity platforms are responsible for operating the assets owned by our various funds and investee companies. The equity capital invested in these assets is provided by a series of listed partnerships and private funds which are managed by us and are funded with capital from ourselves and our clients. A fifth group operates our public markets business, which manages portfolios of listed securities on behalf of clients.

We have formed a large capitalization listed partnership entity in each of our property, renewable energy and infrastructure groups, which serves as the primary vehicle through which we invest in each respective segment. As well as owning assets directly, these partnerships serve as the cornerstone investors in our private funds, alongside capital committed by institutional investors. This approach enables us to attract a broad range of public and private investment capital and the ability to match our various investment strategies with the most appropriate form of capital. Our private equity business is conducted primarily through private funds with capital provided by institutions and ourselves.

Our balance sheet capital is invested primarily in our three flagship listed partnerships, Brookfield Property Partners L.P. (“BPY” or “Brookfield Property Partners”); Brookfield Renewable Energy Partners L.P. (“BREP” or “Brookfield Renewable Energy Partners”); and Brookfield Infrastructure Partners L.P. (“BIP” or “Brookfield Infrastructure Partners”), our private equity funds, and in several directly held investments and businesses.

The following chart is a condensed version of our organizational structure:

1.	Includes asset management and corporate activities
2.	Economic ownership interest
3.	Privately held, includes private equity, residential development and service activities

8	BROOKFIELD ASSET MANAGEMENT

ECONOMIC AND MARKET REVIEW

(As at April 30, 2015)

Overview and Outlook

The first quarter began slowly with U.S. real GDP advancing only 0.2% as another harsh winter weighed on consumer spending and residential investment. Similar to last year, we believe that growth should rebound over the rest of the year to about 3% and that pace of growth should be sustained into 2016. While similar weather-related weakness was also seen in Canada this quarter, we expect the rebound to be comparatively softer as Canada’s economy still needs to adjust to the sharp decline in oil prices last year. Growth in 2015 will likely be around 1.5% to 2.0%, with weakness expected in commodity-focused western Canada and stronger growth in eastern Canada. Real GDP growth also faltered slightly in the United Kingdom, coming in at only 2.4% on a year-over-year basis. However, we expect that it will regain earlier momentum and end up 2.5% to 3.0% over 2015 due to stronger consumption and improving credit conditions. The modest recovery in the Eurozone continues, although the quarter saw a re-emergence of risks around a potential Greek sovereign debt default. Generally we believe the Greek situation is better contained compared to 2010 but we remain cautious as the fallout from these events is difficult to predict and it creates a worrying precedent for other peripheral sovereigns with similar challenges. The Brazilian economy continues to struggle, with GDP contracting 1.0% this quarter amid a number of shocks related to the drought, high inflation and tight financial conditions, and a scandal at its large, state-controlled oil company. Economic growth in Brazil will likely be weak in 2015 but we believe much of the weakness is temporary and we continue to be optimistic about longer term prospects. In China, growth slowed to the lowest levels in 24 years, causing the government to shift to a more flexible GDP growth target of around 7%. We expect this slowing trend in China to continue as the economy needs to move to a more sustainable balance between consumption and investment. Finally, the slowdown in Australian GDP growth in the first quarter to 2.2% is largely driven by the negative impact of falling mining investment and this should continue to weigh on growth in 2015 and 2016.

United States

U.S. GDP growth slowed in the first quarter to 0.2% following severe winter conditions that drove down consumer spending and residential investment. Similar to last year, we expect growth to return in the second quarter, and the U.S. economy should resume its expansion at roughly 3.0% for the rest of the year. Going forward, strong consumption and rising housing investment will be key drivers of activity. Notwithstanding the first quarter, consumer spending growth has been robust as continued job growth and rising wages lead to increases in disposable income, and lower oil prices free up income for other expenditures. Housing investment remained subdued in the first quarter, with only 970,000 units started, down roughly 9% from the fourth quarter of 2014. While there will likely be some reversal in the second quarter, the current level of housing construction remains unsustainably low. Household formation rose significantly to 1.7 million in the fourth quarter of 2014, which has been the fastest pace of household formation since 2005. The rental vacancy rate has fallen to 7%, well below the pre-recession rate of 10% and this should push multi-unit construction up, with many new households opting to rent in response to the tight mortgage conditions for first-time home buyers. Overall, our expectation is that gradually improving economic conditions will lead the U.S. Federal Reserve to begin normalizing policy rates later this year.

Canada

Weather-related weakness also impacted Canadian economic growth in the first quarter, with real GDP growing just 1.1%. However, growth is unlikely to rebound quickly, as Canada’s economy is undergoing an adjustment to the lower commodity price environment, particularly in the oil and gas sector. The sharp slowdown in oil sector capital spending has begun to impact the labour market, with the resource sector cutting 30,000 jobs over the last six months. Overall, however, mitigating factors such as a stronger U.S. economy and weaker Canadian dollar should help to ease the adjustment process. Non-energy exports increased 8% year over year in the first quarter and are expected to improve further, while job losses in the resources sector have been more than offset by job gains in other sectors. Recent provincial budgets have reflected these changing macroeconomic conditions. The fiscal balances in Quebec and Ontario are improving, while Alberta is expecting a $5 billion deficit (1.4% of GDP). Still, debt-free Alberta has significant fiscal room to manoeuvre when compared to Quebec, which has a debt-to-GDP ratio of 51%, and Ontario, which has a debt-to-GDP ratio of 40%.

United Kingdom

Real GDP growth in the United Kingdom slowed modestly in the first quarter, growing 2.4% year over year, but should regain momentum due to stronger consumption, easing credit conditions and lower oil prices. Consumer confidence and retail sales growth have seen a strong rebound, returning to levels not seen since the early 2000s. Despite broader recovery in economic conditions, inflation remains weak, rising only 0.3% in January as a result of downward pressure stemming from the sharp fall in oil prices. Core inflation, which removes the direct impact of lower oil prices, also remained fairly modest, growing just 1.5% as a result of some remaining excess capacity. However, the labour market continues to improve, with the unemployment rate falling to 5.7% in January. As the degree of slack in the labour market diminishes, we would expect wage growth to pick up and there are early positive signs in this regard. This is a key metric that the Bank of England has been monitoring to assess when to lift interest rates. The UK current account deficit is somewhat concerning, at record levels in absolute terms and as a percentage of GDP. This poses a lingering risk of external shocks via a GBP revaluation, however rate spreads relative to European assets,

Q1 2015 INTERIM REPORT	9

a potentially more hawkish Bank of England and a more positive economic outlook gives us reason to believe the UK will not have trouble financing this deficit for the foreseeable future.

Eurozone

Real GDP growth of 0.9% in the first quarter of 2015 was underpinned by improving financial conditions and lower oil prices. However, deflation remains a key risk, and concerns regarding a potential Greek exit from the Euro have re-emerged. A modest uptick in growth in Spain and Germany has helped overall Eurozone GDP growth, while Italy is the only economy that continues to contract. In March, the European Central Bank officially launched its quantitative easing program which calls for purchases of roughly €60 billion per month of European government and corporate debt for the next 18 months. This has helped to drive sovereign yields down further in these markets, compressed credit spreads to all time lows, and caused the Euro to decline. The decline in the Euro, which hit a low of €1.05 against the U.S. dollar during the quarter, has helped to boost European export volumes, now growing at about 4% year over year. While yields fell across Europe generally, they have recently spiked higher in Greece where brinkmanship between the government and its creditors have put the question of a technical default and potential exit from the Eurozone back into the spotlight. Yields on Greek 2-year bonds have soared above 25% and Greek banking system deposits have fallen by 10 to 15% in the first quarter.

Brazil

Brazil’s real GDP contracted 1.0% in the first quarter stemming from weakness in manufacturing and construction, and a 6.0% year-over-year decline in industrial production. This weakness is starting to translate into some loosening in labour markets, which have effectively been at full employment since 2011. Despite the slowdown, inflationary pressures remain high, with headline inflation rising 8.1% in March as the government allowed pressure on electricity and other regulated prices to be passed on to consumers. The higher electricity prices are largely due to constraints in Brazil’s hydro-dominated power system following one of the most severe droughts in its history, and we believe this helps to explain part of the contraction in industrial output as some firms have curtailed production to sell their power back to the grid. Financial conditions in Brazil remain tight but rising inflation has meant that the central bank continues to raise interest rates, increasing the SELIC rate by 100bps in the quarter to 12.75%, with a further 50bps increase in April to 13.25%. While the dampening effect of tight financial conditions is a drag on short-term growth, we view the central bank’s increasingly credible commitment to controlling inflation a positive for the country. A further challenge in Brazil has been the wide scandal at Petrobras, which has revealed the extent of corruption at this large, state-controlled oil company as well as the poor planning and execution of many capital projects. Further investigations into past contracts will probably slow construction activity down near term but one positive outcome of this unfortunate situation appears to be greater support for stronger controls and better corporate governance over the long term. In spite of the current difficulties at Petrobras, Brazil’s oil production increased by 380,000 barrels per day to 2.4 million barrels per day in the first quarter. While growth in Brazil has clearly slowed, we continue to believe that the country is moving slowly towards more pragmatic policies that will help it return to its 3% to 4% growth potential over the medium term.

China

China’s real GDP grew 7.4% in 2014, the slowest level recorded in twenty-four years, and the government has adjusted their 2015 growth target to a lower, more flexible rate of around 7%. The slower growth was driven by slowing industrial production and weak residential construction, with year-to-date land sales falling 30%. Inflation has also been low, with consumer prices up only 1.5% and producers prices falling by 5%. While some of the weakness in inflation is related to lower commodity prices, we believe that it is also pointing to the impact of overcapacity. The government continues to signal its desire to rebalance the economy away from sectors with overcapacity and has been attempting to contain imbalances in the financial system. However, recent policy easing suggests that the slowdown may be happening more quickly than government officials are comfortable with. Despite the softer macro data, the Shanghai stock market continued to rally and is up more than 100% compared to last year.

Australia

Australian real GDP growth slowed to 2.2% in the first quarter of 2015 as declines in investment have accelerated in the face of continued commodity price weakness. The contraction in engineering construction commencements suggest that investment will continue to fall throughout the year, as will the cancellation of recent government projects due to failed asset sales and falling government revenues. The Australian dollar traded around US$0.80 over the quarter but is down about 15% since the middle of 2014. While the depreciating currency should help Australia rebalance away from its heavy dependence on commodity-based export sectors, there is little evidence that this rotation has started in a meaningful way. Australia’s central bank recognizes the risks to growth stemming from the mining investment slowdown and has cut rates by a further 25bps this quarter to 2.25%. While the central bank maintains an easing bias, it has indicated that it is also trying to manage risks due to imbalances in the financial sector such as high personal debt levels and elevated housing prices.

10	BROOKFIELD ASSET MANAGEMENT

PART 2 – FINANCIAL PERFORMANCE REVIEW

SELECTED FINANCIAL INFORMATION

CONDENSED STATEMENT OF OPERATIONS
FOR THE THREE MONTHS ENDED MAR. 31 (MILLIONS, EXCEPT PER SHARE AMOUNTS)	2015	2014	Change

Total revenues	$4,396	$4,338	$58

Direct costs	(3,006)	(2,990)	(16)

Other income and gains	—	35	(35)

Equity accounted income	267	274	(7)

Expenses

Interest	(701)	(626)	(75)

Corporate costs	(29)	(33)	4

Fair value changes	1,113	715	398

Depreciation and amortization	(401)	(376)	(25)

Income taxes	(201)	(494)	293

Net income	1,438	843	595

Non-controlling interests	(709)	(302)	(407)

Net income attributable to shareholders	$729	$541	$188

Net income per share[1]	$0.73	$0.53	$0.20

1. Adjusted to reflect three-for-two stock split effective May 12, 2015

CONDENSED STATEMENT OF OTHER COMPREHENSIVE (LOSS) INCOME

Revaluation of property, plant and equipment	$10	$7	$3

Financial contracts and power sales agreements	(106)	(103)	(3)

Foreign currency translation	(1,751)	123	(1,874)

Equity accounted investments and other	(68)	(25)	(43)

Taxes on above items	(45)	51	(96)

Other comprehensive (loss) income	(1,960)	53	(2,013)

Non-controlling interests	1,204	39	1,165

Other comprehensive (loss) income attributable to shareholders	(756)	92	(848)

Comprehensive (loss) income attributable to shareholders	$(27)	$633	$(660)

BALANCE SHEET INFORMATION

(MILLIONS)	Mar. 31, 2015	Dec. 31, 2014	Change

Consolidated assets	$129,292	$129,480	$(188)

Borrowings and other non-current financial liabilities	61,120	60,663	457

Equity	52,349	53,247	(898)

Dividends declared for each class of issued securities for the first quarter of the three most recently years are presented on page 21.

Q1 2015 INTERIM REPORT	11

Foreign Currency Translation

The most significant exchange rates that impact our business are shown in the following table:

AS AT MAR. 31, 2015 AND DEC. 31, 2014 AND FOR THE THREE MONTHS ENDED MAR. 31
	Period-end Spot Rate			Average Rate
	2015	2014	Change	2015	2014	Change
Australian dollar	0.7607	0.8172	(7)%	0.7866	0.8968	(12)%
Brazilian real	3.1969	2.6504	(21)%	2.8523	2.3641	(21)%
British pound	1.4818	1.5578	(5)%	1.5149	1.6549	(8)%
Canadian dollar	0.7884	0.8608	(8)%	0.8068	0.9068	(11)%

As at March 31, 2015, our IFRS net equity of $19.4 billion was invested in the following currencies: United States dollars – 51%; Brazilian reais – 15%; United Kingdom pounds – 15%; Australian dollars – 13%; Canadian dollars – 1%; and other currencies – 5%. From time to time, we utilize financial contracts to adjust these exposures.

Currency exchanges rates relative to the U.S. dollar for the first quarter of 2015 were lower than in the 2014 period for all of our significant non-U.S. dollar investments. As a result of these rate variations, the U.S. dollar equivalent of revenues, expenses and equity accounted earnings from our subsidiaries or investments in these regions were lower in 2015 than 2014, all other things being equal. The net impact of the change in period-end translation rates on assets and liabilities in foreign operations is generally recorded within other comprehensive income.

FINANCIAL PERFORMANCE

Overview

Consolidated net income for the first quarter of 2015 was $1.4 billion, representing an increase of $595 million or 71% from the same period in 2014. Revenue less direct costs increased by $42 million in aggregate, as the increase in revenues generated from assets acquired and developed in the past year were partially offset by an $82 million reduction in revenues in our renewable energy operations due to lower short-term pricing and generation levels. Interest expense increased by $75 million due to higher notional borrowing levels, which financed acquisitions and growth initiatives. We recorded a higher level of fair value changes on our consolidated investment properties, particularly office properties in Manhattan and Sydney, where strong market conditions and leasing activities increased expected future cash flows, leading to increased appraisal values. In addition, fair value changes includes $270 million of gains on the acquisition of control of two businesses, while the 2014 quarter included a $230 million gain on the partial disposition of a forest products business. The provision for income taxes declined by $293 million compared to the prior year as the 2014 quarter included a change in the effective tax rate in one of our key property markets that resulted in a $320 million increase in the deferred tax liability recognized on those properties.

Net income on a per share basis increased 38% to $0.73 as result of factors noted above, although to a lesser extent because a significant portion of the variance in fair value changes and deferred income taxes during the 2015 quarter were attribituable to non-controlling interests, whereas the aforementioned $230 million gain in the 2014 quarter was wholly attributable to shareholders.

Statement of Operations

Revenues and Direct Costs

The following table presents consolidated total revenues and direct costs, which we have disaggregated into our operating segments, in order to facilitate a review of year-over-year variances.

	Total Revenues			Direct Costs
FOR THE THREE MONTHS ENDED MAR. 31 (MILLIONS)	2015	2014	Change	2015	2014	Change

Revenues

Asset management	$210	$186	$24	$92	$90	$2

Property	1,277	1,235	42	623	642	(19)

Renewable energy	458	540	(82)	136	140	(4)

Infrastructure	537	559	(22)	228	254	(26)

Private equity	598	614	(16)	538	539	(1)

Residential development	492	537	(45)	440	461	(21)

Service activities	913	784	129	863	769	94

Corporate activities	66	27	39	17	17	—

Eliminations and adjustments[1]	(155)	(144)	(11)	69	78	(9)

Total consolidated revenues	$4,396	$4,338	$58	$3,006	$2,990	$16

1.	Adjustment to eliminate base management fees and interest income earned from entities that we consolidate. See Note 3 to our Consolidated Financial Statements

12	BROOKFIELD ASSET MANAGEMENT

Significant variances in revenues and direct costs on a segmented basis are as follows:

Asset management: Revenues increased by $24 million to $210 million primarily due to a $39 million increase in base management fees to $181 million. Fee bearing capital increased to $93 billion, reflecting $13 billion of inflows and increases in the market valuations of our listed partnerships over the last twelve months. Offsetting this increase was a $14 million decrease in transaction and advisory revenues due to a larger number of advisory mandates in the prior year as well as $6 million of fees earned on co-investments in the 2014 quarter. We earned $4 million of realized carried interest in the quarter and $8 million in 2014. Direct costs were relatively consistent and increased by $2 million to $92 million.

Property: Revenues in our property operations increased by $42 million and direct costs decreased by $19 million, respectively. We deployed significant amounts of capital in these operations over the last twelve months which increased revenues and direct costs by $136 million and $32 million; the contribution from these initiatives were offset by the effects of lower exchange rates at our foreign operations and the disposal of mature assets in our office portfolio. We also received a $15 million dividend from our 22% interest in Canary Wharf Group plc (“Canary Wharf”). Revenue at our hotel resort properties of $297 million was consistent with the prior year as improved rates and occupancy were offset by the sale of a resort operation in the second quarter of 2014.

Renewable energy: Revenues were $82 million lower than the same period in prior year due to reduced short-term pricing in North America compared to the particularly high prices in the 2014 quarter, lower hydrology conditions in the northeast U.S. and in Brazil, and lower overall wind conditions. Realized prices impacted revenue by $70 million in the current period. Overall lower generation at facilities owned throughout both periods decreased revenues by $54 million. Facilities purchased in the last twelve months contributed an incremental $69 million to revenues. Direct costs are largely fixed and decreased by $4 million over the prior year reflecting the lower translated value of costs at our foreign operations, offset by costs associated with new assets.

Infrastructure: Revenues decreased by $22 million compared to prior year as the lower value of currencies at our foreign operations decreased the translated value of revenues by $54 million. Offsetting this decline, newly acquired operations contributed revenue of $26 million and increased volumes and expansions of existing operations contributed an incremental $6 million. Direct costs declined by $26 million compared to prior year as increased costs of $15 million from acquisitions completed in the last twelve months were more than offset by a decrease of $27 million from the depreciation of the currencies in which we operate and $14 million of lower costs resulting from margin improvement programs at a number of operations.

Private equity: Revenues and direct costs declined by $16 million and $1 million, respectively. Revenues generated from asset acquisitions were mostly offset by reduced pricing at our industrial operations. We purchased additional oil and gas production assets which contributed revenues and direct costs of $26 million and $20 million, respectively. Offsetting these contributions, revenue from our panel board investment were $44 million lower due to a 12% decrease in OSB pricing compared to the prior year.

Residential development: Revenues and direct costs at our residential operations decreased by $45 million and $21 million respectively. Revenue from our Brazilian operations increased by 4%, as we delivered a higher number of projects in the current period. However, the decline in the Brazilian currency contributed to overall decreases of $32 million and $25 million in the translated value of revenues and direct costs, respectively. In our North American business, revenues decreased by $16 million. The prior year included $83 million of proceeds from the sale of a commercial property. Excluding this sale, revenues and costs increased by $67 million and $53 million, respectively, and reflect stronger closings and margins in the U.S., partially offset by slower performance in western Canada.

Service activities: Revenues in our construction operations increased by 22% in local currencies as a number of new large projects commenced in the last twelve months. We also recognized $30 million of revenue on the finalization of a large UK project. Operating margins remained consistent. During the period we acquired an integrated real estate management services business which contributed $97 million and $64 million of revenues and direct costs, respectively.

Corporate activities: Revenues increased in our portfolio of cash and financial assets, primarily from $40 million of gains on foreign currency contracts.

Q1 2015 INTERIM REPORT	13

Equity Accounted Income

Equity accounted income represents our share of the net income recorded by investments over which we exercise significant influence. The following table disaggregates consolidated equity accounted income to facilitate analysis:

FOR THE THREE MONTHS ENDED MAR. 31 (MILLIONS)	2015	2014	Change
General Growth Properties	$148	$172	$(24)
Canary Wharf	10	—	10
Other property operations	79	48	31
Infrastructure operations	23	31	(8)
Other	7	23	(16)

	$267	$274	$(7)

Our share of General Growth Properties Inc.’s (“General Growth Properties” or “GGP”) equity accounted income declined from 2014 to 2015 as the prior year period included a $19 million gain on debt extinguishment and a higher level of fair value gains recorded on investment properties. Excluding these items, GGP’s net income increased compared to the 2014 quarter due to a 3% increase in same-store net operating income. This was partially offset by our share of the mark-to-market loss recorded by GGP in respect of outstanding warrants.

We increased our investment in Canary Wharf in February 2015 and commenced equity accounting for this investment, recognizing $10 million of equity accounted income during the quarter.

Equity accounted income from other property operations increased by $31 million in 2015 compared to the same period in 2014. The increase in 2015 was due primarily to a $16 million gain at Rouse Properties Inc. (“Rouse Properties”) on extinguishing debt at a discount to its book value.

Infrastructure equity accounted income decreased by $8 million compared to 2014 as the $4 million contribution from our Brazilian rail business, which we acquired in the third quarter of 2014, was offset by the impact of the strengthening of the U.S. dollar against the Brazilian reais, Chilean peso and Euro during the period. Higher depreciation and interest expense at our Brazilian toll road business from capital deployed over the past twelve months also offset contributions from recent acquisitions.

Other equity accounted income in 2014 includes earnings from a forest products investment in our private equity operations which we disposed of during the second half of 2014.

Interest Expense

The following table presents interest expense organized by the balance sheet classification of the associated liability:

FOR THE THREE MONTHS ENDED MAR. 31 (MILLIONS)	2015	2014	Change

Corporate borrowings	$57	$54	$3

Non-recourse borrowings

Property-specific mortgages	529	491	38

Subsidiary borrowings	79	70	9

Subsidiary equity obligations	36	11	25

	$701	$626	$75

Interest expense on property-specific mortgages increased by $38 million over the prior year reflecting additional borrowings associated with acquisitions, particularly in our property operations where large acquisitions in the fourth quarter of 2014 resulted in $51 million of additional interest on borrowings associated with these properties. Borrowings are generally denominated in the same currencies as the assets they finance and therefore the overall increase in the value of the U.S. dollar during the period resulted in a decrease in the translated value of the interest expense on these non-U.S. dollar denominated borrowings.

Interest expense on subsidiary equity obligations increased over the 2014 quarter due to $29 million of interest incurred on preferred equity units issued by BPY during the fourth quarter of 2014.

14	BROOKFIELD ASSET MANAGEMENT

Fair Value Changes

The following table disaggregates fair value changes into major components to facilitate analysis:

FOR THE THREE MONTHS ENDED MAR. 31 (MILLIONS)	2015	2014	Change

Investment property appraisal gains	$628	$354	$274

Transaction related gains	270	230	40

Investment in Canary Wharf	150	141	9

General Growth Properties warrants	98	107	(9)

Other	(33)	(117)	84

	$1,113	$715	$398

Investment Property Appraisal Gains

Investment properties contributed appraisal gains totalling $628 million in the first quarter of 2015 compared to $354 million in the 2014 quarter. Gains in both the 2015 and 2014 quarter related primarily to our office properties. Positive leasing at our New York City and Sydney office buildings and developments increased cash flow projections resulting in an overall increase in values at these properties. Improvements in projected cash flows contributed approximately 60% of the gains, while declines in rates contributed the remaining 40%.

We discuss the key valuation inputs of our investment properties on page 17.

Transaction Related Gains

In January of 2015 we acquired natural gas production facilities in western Canada valued at $642 million for gross consideration of $473 million, including debt financing. The fair value of the proven producing and probable reserves at acquisition was greater than the consideration paid, resulting in a $169 million gain being recorded in net income.

In February 2015 we acquired the remaining 50% interest in an integrated real estate management services business, increasing our ownership to 100%. We commenced consolidation of the business which required us to revalue our existing 50% investment to the acquisition cost resulting in a $101 million gain based on the excess of our consideration paid over our IFRS book value.

During the first quarter of 2014 we disposed of a partial interest in a private equity investee company, resulting in the deconsolidation of the business from our results and revaluing our retained interest based on its quoted market price. This gave rise to a $230 million revaluation gain relating to the excess of fair value over the IFRS book value of our retained interest.

Investment in Canary Wharf

We recognized a $150 million revaluation gain in the 2015 quarter to record our 22% interest in Canary Wharf at fair value; the 2014 quarter included a $141 million gain. The gains in both periods related to higher valuations of Canary Wharf’s development activities, as well as lower discount rates. In February 2015, we acquired the remaining portion of Canary Wharf that we did not previously own as part of a joint venture for £6.45 per share.

General Growth Properties Warrants

The fair value of our GGP warrants increased by $98 million during the first quarter of 2015 (2014 – $107 million) primarily due to an increase in GGP’s share price. This gain is partially offset by our share of GGP’s mark-to-market loss on the warrants, which is included in equity accounted income. These warrants are convertible into 70 million common shares of GGP.

Other

Other fair value changes include $20 million of transaction costs incurred in the current quarter and $10 million in 2014. The prior year also included $51 million of mark-to-market losses on physical power contracts where we sold electricity forward to lock in prices.

Depreciation and Amortization

Depreciation and amortization is summarized in the following table:

FOR THE THREE MONTHS ENDED MAR. 31 (MILLIONS)	2015	2014	Change

Renewable energy	$163	$130	$33

Infrastructure	98	95	3

Property	56	85	(29)

Private equity	66	52	14

Other	18	14	4

	$401	$376	$25

Q1 2015 INTERIM REPORT	15

The $25 million increase in depreciation and amortization expense over the 2014 period is primarily attributable to an increased amount of depreciation recorded on assets acquired over the past twelve months and the higher book value of our renewable energy property, plant and equipment, following our annual revaluation in the fourth quarter of 2014. This increase was offset by lower depreciation expense recorded in our property operations.

Income Taxes

Income tax expense decreased by $293 million to $201 million in the first quarter of 2015. Deferred taxes totalled $167 million (2014 – $457 million) whereas current taxes totalled $34 million (2014 – $37 million).

Our effective tax rate in the first quarter of 2015 was 12% (2014 – 37%), while our Canadian domestic statutory income tax rate for 2015 was 26% (2014 – 26%). In 2014, our North American office property operations incurred a $320 million non-recurring deferred tax expense due to a change in tax laws which added 24% to our effective tax rate in the prior year.

As an asset manager, many of our operations and the associated net income occur within partially owned “flow through” entities such as partnerships, and any tax liability is incurred by the investors as opposed to the entity. As a result, while our consolidated net income includes income attributable to non-controlling ownership interest in these entities, our consolidated tax provision includes only our proportionate share of the tax provision of these entities. In other words, we are consolidating all of the net income, but only our share of their tax provision. This gave rise to a 4% reduction in the effective tax rate relative to the statutory tax rate in 2015 and 2014.

In addition, as a global company, we operate in countries with different tax rates, most of which vary from our domestic statutory rate and we also benefit from tax incentives introduced in various countries to encourage economic activity. Differences in global tax rates gave rise to a 5% reduction in our effective tax rate compared to a 3% reduction in 2014. The difference will vary from year to year depending on the relative proportion of income in each country.

Other Comprehensive Income (OCI)

Foreign Currency Translation

We record the impact of changes in foreign currencies on the carrying value of our net investments in non-U.S. operations in other comprehensive income together with changes in the value of currency contracts that qualify as hedges. During the first quarter of 2015, the value of our principal non-U.S. currencies (Australia, Brazil and Canada) all declined against the U.S. dollar (see table on page 12), giving rise to a decrease of $1.8 billion, or $0.7 billion after non-controlling interests.

FINANCIAL PROFILE

Consolidated Assets

The following table presents our consolidated assets at March 31, 2015 and December 31, 2014:

	Total Consolidated Assets
AS AT MAR. 31, 2015 AND DEC. 31, 2014 (MILLIONS)	2015	2014	Change

Investment properties	$45,547	$46,083	$(536)

Property, plant and equipment	34,174	34,617	(443)

Sustainable resources	396	446	(50)

Equity accounted investments	18,497	14,916	3,581

Cash and cash equivalents	2,643	3,160	(571)

Financial assets	5,716	6,285	(569)

Accounts receivable and other	6,786	8,399	(1,613)

Inventory	5,316	5,620	(304)

Intangible assets	4,299	4,327	(28)

Goodwill	1,480	1,406	74

Deferred income tax asset	1,369	1,414	(45)

Assets held for sale	3,069	2,807	262

	$129,292	$129,480	$(188)

Consolidated assets at March 31, 2015 was $129 billion, consistent with December 31, 2014. Acquisitions and development initiatives increased the carrying value of our investment properties, property, plant and equipment and equity accounted investments by $6.8 billion. The positive changes were offset by a reduction in the value of non-U.S. dollar assets, due to a decline in the value of these currencies compared to the U.S. dollar, as well as depreciation and amortization. We present our consolidated balance sheets on a non-classified basis, meaning that we do not distinguish between current and long-term assets or liabilities. We believe this classification is appropriate given the nature of our business strategy.

16	BROOKFIELD ASSET MANAGEMENT

Investment Properties

The following table presents the major contributors to the period-over-period variances for our investment properties:

AS AT AND FOR THE THREE MONTHS ENDED MAR. 31, 2015 (MILLIONS)

Balance, beginning of period	$46,083

Acquisitions and additions	903

Dispositions[1]	(821)

Fair value changes	628

Foreign currency translation	(1,246)

Total change	(536)

Balance, end of period	$45,547

1.	Includes reclassification of investment properties that are held-for-sale

Investment properties decreased by $536 million, primarily due to $1.2 billion of currency revaluation on non-U.S. dollar properties. We reclassified $618 million of properties to held for sale, based on plans to dispose of these buildings. Offsetting these decreases are the $628 million in fair value gains at our investment properties recorded during the period. The fair value of investment properties is generally determined by discounting the expected future cash flows of the properties, typically over a term of 10 years using discount and terminal capitalization rates reflective of the characteristics, location and market of each property.

The key valuation metrics of our investment properties are presented in the following table on a weighted average basis, disaggregated into the principal operations of our property segment for analysis purposes. The valuations are most sensitive to changes in cash flows, discount rates and terminal capitalization rates. It is important to note that changes in cash flows and discount/ terminal capitalization rates are usually inversely correlated as the circumstances that typically give rise to increased interest rates (i.e., strong economic growth, inflation) usually give rise to increased cash flows, although timing may vary.

	Office		Retail		Multifamily, Industrial and Other		Weighted Average
AS AT MAR. 31, 2015 AND DEC. 31, 2014	2015	2014	2015	2014	2015	2014	2015	2014

Discount rate	7.3%	7.2%	9.2%	9.2%	7.3%	8.4%	7.3%	7.6%

Terminal capitalization rate	6.0%	6.0%	7.3%	7.5%	7.4%	7.3%	6.2%	6.5%

Investment horizon (years)	10	11	10	10	8	10	10	11

Property, Plant and Equipment

The following table presents the major components of the period-over-period variances for our property, plant and equipment (“PP&E”), disaggregated by operating platform for analysis purposes:

AS AT AND FOR THE THREE MONTHS ENDED MAR. 31, 2015 (MILLIONS)	Renewable Energy	Infrastructure	Property	Private Equity and Other	Total

Balance, beginning of period	$19,970	$9,061	$2,872	$2,714	$34,617

Acquisitions and additions	953	84	4	760	1,801

Dispositions	—	(1)	—	(23)	(24)

Depreciation	(161)	(85)	(36)	(88)	(370)

Foreign currency translation	(1,044)	(632)	(22)	(152)	(1,850)

Total change	(252)	(634)	(54)	497	(443)

Balance, end of period	$19,718	$8,427	$2,818	$3,211	$34,174

We record PP&E in our renewable energy, infrastructure, and hotel properties within our property operations using the revaluation method, which results in these assets being revalued at the end of each fiscal year. PP&E within our private equity and other operations is carried at amortized cost.

Acquisitions and additions increased PP&E by $1.8 billion, of which $953 million related to purchases of hydroelectric, wind and other generation facilities within our renewable energy operations. Increases in the value of the U.S. dollar relative to the foreign currencies in which certain of our assets are held resulted in a $1.9 billion decrease in the consolidated value of our property, plant and equipment.

Q1 2015 INTERIM REPORT	17

Equity Accounted Investments

The following table presents the major components of the period-over-period variances for our equity accounted investments, disaggregated by operating platform for analysis purposes:

	Property
AS AT AND FOR THE THREE MONTHS ENDED MAR. 30, 2015 (MILLIONS)	GGP	Canary Wharf	Other	Renewable Energy	Infrastructure	Private Equity and Other	Total

Balance, beginning of period	$6,887	$—	$3,700	$273	$3,544	$512	$14,916

Additions	—	2,946	19	—	1,119	50	4,134

Dispositions	—	—	(11)	—	—	(102)	(113)

Share of net income	148	10	79	3	23	4	267

Share of other comprehensive income (loss)	(5)	—	7	—	9	(6)	5

Distributions received	(43)	—	(32)	(8)	(16)	(5)	(104)

Foreign currency translation and other	—	(83)	(26)	(12)	(418)	(69)	(608)

Net change	100	2,873	36	(17)	717	(128)	3,581

Balance, end of period	$6,987	$2,873	$3,736	$256	$4,261	$384	$18,497

Our largest equity accounted investments are within our property operations and include a 29% interest in GGP with a carrying value of $7.0 billion at March 31, 2015. During the quarter we acquired an additional 28% interest in Canary Wharf for $1.6 billion, increasing our interest to 50%. We commenced equity accounting for our investment and, reclassified our previous 22% interest from financial assets to equity accounted investments for an aggregate addition of $2.9 billion.

In our infrastructure operations we acquired a 45% interest in a communications tower operator in France for approximately $1.1 billion.

Certain of our investee entities, including GGP and Canary Wharf, carry their assets at fair value, in which case we record our proportionate share of any fair value adjustments. Changes in the carrying values of equity accounted investments typically relate to the purchase or sale of shares and our share of their comprehensive income, including fair value changes, and are reduced by our share of any dividends or other distributions.

Financial Assets

Financial assets decreased by $569 million compared to December 31, 2014. Our 22% investment in Canary Wharf was accounted for as a financial asset at December 31, 2014 and the commencement of equity accounting following our additional investment resulted in the reclassification of the $1.3 billion carrying value of the existing investment from financial assets to equity accounted investments. We acquired several investments in distressed debt securities within our infrastructure, renewable energy and private equity operations which partially offset this decrease and recorded a $98 million increase in the valuation of our GGP warrants.

Accounts Receivable and Other

Accounts receivable and other assets decreased by $1.6 billion during the quarter, which primarily relates to $1.8 billion of restricted cash that was disbursed during the quarter, the majority of which was used to fund the acquisition of our 28% additional investment in Canary Wharf.

Borrowings and Other Non-Current Financial Liabilities

Assets and liabilities are disaggregated into current and long-term components in Note 6 of our consolidated financial statements.

AS AT MAR. 31, 2015 AND DEC. 31, 2014 (MILLIONS)	2015	2014	Change
Corporate borrowings	$4,668	$4,075	$593
Non-recourse borrowings
Property-specific borrowings	39,524	40,364	(840)
Subsidiary borrowings	9,209	8,329	880
Non-current accounts payable and other liabilities[1]	4,294	4,354	(60)
Subsidiary equity obligations	3,425	3,541	(116)

	$61,120	$60,663	$457

1.	Excludes accounts payable and other liabilities that are due within one year. See Note 6 (d) to our Interim Consolidated Financial Statements

18	BROOKFIELD ASSET MANAGEMENT

Corporate borrowing increased by $593 million. We issued commercial paper to fund additional investment in our residential development operation during the quarter in addition to funding other activities.

The decrease in property-specific borrowings of $840 million during the first quarter of 2015 is due primarily to foreign currency translation rates. Borrowings are generally denominated in the same currencies as the assets they finance and therefore the overall increase in the value of the U.S. dollar during the period resulted in our non-U.S. dollar denominated borrowings decreasing in value. The decrease was partially offset by additional borrowings which financed acquisitions, principally within our property operations.

Subsidiary borrowings increased by $880 million due to note issuances at BIP and BREP during the quarter. BIP also partially funded the acquisition of its communications infrastructure investment using subsidiary borrowings.

Equity

Equity consists of the following components:

AS AT MAR. 31, 2015 AND DEC. 31, 2014 (MILLIONS)	2015	2014	Change
Preferred equity	$3,549	$3,549	$—
Non-controlling interests	29,360	29,545	(185)
Common equity	19,440	20,153	(713)

	$52,349	$53,247	$(898)

Common equity decreased from 2014 by $713 million to $19.4 billion at March 31, 2015. Net income and other comprehensive loss attributable to shareholders for the first quarter of 2015 totalled a loss of $27 million, as the contribution to equity from net income was more than offset by foreign currency revaluation. We distributed $139 million to shareholders as common and preferred share dividends and repurchased $177 million of common shares to fund long-term compensation plans. In addition, we recorded a decrease in common equity due to changes in our ownership interest of consolidated subsidiaries, of which $382 million arose on the privatization of our North American residential homebuilding business and represented the difference between the transaction value of $24.25 per share and the historical book value of non-controlling interest acquired. Virtually all of the net assets of our residential development business is carried at historical cost as opposed to fair value.

Non-controlling interests decreased by $185 million. Comprehensive loss attributable to non-controlling interests totalled $495 million due largely to foreign currency translation. Net issuances of equity to non-controlling interest included $1.1 billion of equity capital calls issued by our private funds and $100 million of preferred equity issued by BIP. This was offset by a $464 million reduction in non-controlling interests due to the privatization of our North American homebuilding business and distributions to non-controlling interests totalling $327 million, which included distributions of capital to private fund partners and co-investors in our listed partnerships.

We provide a more detailed discussion of our capitalization in Part 4 of the MD&A.

SUMMARY OF QUARTERLY RESULTS

Our condensed statement of operations for the eight most recent quarters are as follows:

	2015	2014				2013
FOR THE THREE MONTHS ENDED (MILLIONS EXCEPT PER SHARE AMOUNTS)	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2

Revenues	$4,396	$4,694	$4,659	$4,673	$4,338	$5,493	$4,501	$5,148

Net income for shareholders	729	1,050	734	785	541	717	813	230

Per share[1]

- diluted	$0.73	$1.06	$0.73	$0.79	$0.53	$0.72	$0.82	$0.21

- basic	0.75	1.09	0.75	0.81	0.54	0.74	0.84	0.21

1.	Adjusted to reflect three-for-two stock split on May 12, 2015

Summary of Quarterly Results

Our property operations typically generate consistent results on a quarterly basis due to the long-term nature of contractual lease arrangements subject to the intermittent recognition of disposition and lease termination gains. Our office property results tend to exhibit the least amount of seasonality whereas our retail properties are typically strongest in the fourth quarter as retail sales are seasonally high during this period, and our resort hotels tend to see higher revenues and costs as a result of increased visits during the first quarter.

Q1 2015 INTERIM REPORT	19

Renewable energy operations are seasonal in nature as the fall rainy season and spring thaw lead to higher generation; however this is mitigated to an extent by prices, which tend not to be as strong as they are in the summer and winter seasons due to the more moderate weather conditions and reductions in demand for electricity.

Our infrastructure operations are generally stable in nature as a result of long-term sales contracts with our clients, certain of which guarantee minimum volumes.

Our private equity, residential development and service activities operations are seasonal in nature and a large portion are exposed to the ongoing U.S. housing recovery. Results in these businesses are typically higher in the third and fourth quarters compared to the first half of the year, as weather conditions are more favourable in the latter half of the year which tends to increase construction activity levels.

Over the last eight completed quarters, the following factors caused variations in revenues and net income to shareholders on a quarterly basis:

Net income in the fourth quarter of 2014 included $1.3 billion in fair value gains, primarily from increased appraised values of our investment properties, of which $762 million was attributable to shareholders.

Net income in the first quarter of 2014 included $320 million of deferred income taxes due to a change in tax legislation which increased the tax rate utilized in one of our key property markets.

Revenue and net income in the fourth quarter of 2013 included $558 million of carried interest earned on the wind up of our consortium investment in General Growth Properties, all of which was attributable to shareholders.

Beginning in the third quarter of 2013, revenue decreased compared to the second quarter of 2013 following the sale of a pulp and paper investment, along with several timber investments, and the elimination of the respective revenues. The third quarter of 2013 includes a $664 million gain on the disposition of the aforementioned pulp and paper investment, and $525 million of other income on the settlement of a long-dated interest rate swap contract, for net gains of $983 million after taxes of which $620 million was attributable to shareholders.

20	BROOKFIELD ASSET MANAGEMENT

CORPORATE DIVIDENDS

The dividends paid by Brookfield on outstanding securities during the first three months of 2015 and the same period in 2014 and 2013 are summarized in the following table. Dividends to the Class A and B shares have been adjusted to reflect a three-for-two stock split on May 12, 2015.

	Distribution per Security
	2015	2014	2013
Class A and B1 Shares[2]	$0.11	$0.10[3]	$0.09
Special distribution to Class A and B Shares[4]	—	—	0.98
Class A Preferred Shares
Series 2	0.10	0.12	0.13
Series 4 + Series 7	0.10	0.12	0.13
Series 8	0.15	0.17	0.19
Series 9	0.19	0.22	0.24
Series 12[5]	—	0.31	0.33
Series 13	0.10	0.11	0.13
Series 14	0.37	0.42	0.46
Series 15	0.09	0.09	0.11
Series 17	0.24	0.27	0.29
Series 18	0.24	0.27	0.29
Series 21[6]	—	—	0.31
Series 22[7]	—	0.40	0.43
Series 24	0.27	0.31	0.33
Series 26	0.23	0.26	0.28
Series 28	0.23	0.26	0.29
Series 30	0.24	0.27	0.30
Series 32[8]	0.23	0.26	0.28
Series 34[9]	0.21	0.24	0.26
Series 36[10]	0.24	0.27	0.41
Series 37[11]	0.25	0.28	—
Series 38[12]	0.22	—	—
Series 40[13]	0.23	—	—
Series 42[14]	0.23	—	—

1.	Class B Limited Voting Shares (“Class B Shares”)
2.	Adjusted to reflect three-for two stock split on May 12, 2015
3.	Actual dividend per Class A and B Share paid in Q1 2014 was $0.13 for the period from November to February, equivalent to $0.10 on a three month basis
4.	Distribution of a 7.6% interest in Brookfield Property Partners, paid April 15, 2013. Amount is based in IFRS values
5.	Redeemed April 7, 2014
6.	Redeemed July 2, 2013
7.	Redeemed September 30, 2014
8.	Issued March 13, 2012
9.	Issued September 12, 2012
10.	Initial distribution in 2013 includes $0.11 for the period from November 27, 2012 to December 31, 2012
11.	Issued June 13, 2013
12.	Issued March 13, 2014
13.	Issued June 5, 2014
14.	Issued October 8, 2014

Dividends on the Class A and B Shares are declared in U.S. dollars whereas Class A Preferred Share dividends are declared in Canadian dollars.

Q1 2015 INTERIM REPORT	21

PART 3 – OPERATING SEGMENT RESULTS

BASIS OF PRESENTATION

How We Measure and Report Our Operating Segments

Our operations are organized into five operating platforms in addition to our corporate and asset management activities, which collectively represent eight operating segments for internal and external reporting purposes. We measure performance primarily using funds from operations generated by each operating segment and the amount of capital invested by the Corporation in each segment using common equity by segment.

Our operating segments are as follows:

i.

Asset management operations consist of managing our listed partnerships, private funds and public markets on behalf of our clients and ourselves. We earn base management fees for these activities as well as performance income, including incentive distributions, performance fees and carried interests. We also provide transaction and advisory services.

ii.	Property operations include the ownership, operation and development of office, retail, industrial, multifamily, hotel and other properties.

iii.	Renewable energy operations include the ownership, operation and development of hydroelectric, wind power and other generating facilities.

iv.	Infrastructure operations include the ownership, operation and development of utilities, transport, energy, timberland and agricultural assets.

v.

Private equity operations include the investments and operations overseen by our private equity group which include both direct investments and investments made by our private equity funds. Our private equity funds have a mandate to invest in a broad range of industries.

vi.	Residential development operations consist predominantly of homebuilding, condominium development and land development.

vii.

Service activities include construction management and contracting services, and property services operations which include global corporate relocation, facilities management and residential brokerage services.

viii.

Corporate activities include the investment of cash and financial assets, as well as the management of our corporate capitalization, including corporate borrowings and preferred equity which fund a portion of the capital invested in our other operations. Certain corporate costs such as technology and operations are incurred on behalf of all of our operating segments and allocated to each operating segment based on an internal pricing framework.

Segment Financial Measures

Funds from Operations (“FFO”) is a key measure of our financial performance and we use FFO to assess operating results and the performance of our businesses on a segmented basis. We define FFO as net income prior to fair value changes, depreciation and amortization and deferred income taxes. When determining FFO, we include our proportionate share of the FFO of equity accounted investments on a fully diluted basis.

FFO includes gains or losses arising from transactions during the reporting period adjusted to include fair value changes and revaluation surplus recorded in prior periods net of taxes payable or receivable, as well as amounts that are recorded directly in equity, such as ownership changes (“realized disposition gains”). We include realized disposition gains in FFO because we consider the purchase and sale of assets to be a normal part of the company’s business.

Our definition of funds from operations may differ from the definition used by other organizations, as well as the definition of funds from operations used by the Real Property Association of Canada (“REALPAC”) and the National Association of Real Estate Investment Trusts, Inc. (“NAREIT”), in part because the NAREIT definition is based on U.S. GAAP, as opposed to IFRS. The key differences between our definition of funds from operations and the determination of funds from operations by REALPAC and/or NAREIT are that we include the following: realized disposition gains or losses and cash taxes payable or receivable on those gains or losses, if any; foreign exchange gains or losses on monetary items not forming part of our net investment in foreign operations; and foreign exchange gains or losses on the sale of an investment in a foreign operation.

We illustrate how we derive funds from operations for each operating segment and reconcile total reportable segment FFO to net income in Note 3 of the consolidated financial statements and on page 24. We do not use FFO as a measure of cash generated from our operations.

We measure segment assets based on Common Equity by Segment, which we consider to be the amount of common equity allocated to each segment. We utilize Common Equity by Segment to review our deconsolidated balance sheet and to assist in capital allocation decisions.

22	BROOKFIELD ASSET MANAGEMENT

In assessing results, we identify the portion of FFO that represents realized disposition gains or losses, as well as the FFO and Common Equity by Segment that relates to our primary listed partnerships: Brookfield Property Partners, Brookfield Renewable Energy Partners and Brookfield Infrastructure Partners. We believe that identifying the segment FFO and Common Equity by Segment attributable to our listed partnerships enables investors to understand how the results of these public entities are integrated into our financial results and that identifying realized disposition gains is helpful in understanding variances between reporting periods.

The following sections also utilize segment operating measures that we employ to describe and assess performance on a segmented basis. The calculation of these measures may differ from others and as a result, may not be comparable to similar measures presented by others. These operating measures and their respective definitions are provided on pages 34 and 35 of our December 31, 2014 annual report.

SUMMARY OF RESULTS BY OPERATING SEGMENT

The following table presents FFO and common equity by segment on a period-over-period basis for comparison purposes:

	Funds from Operations				Common Equity by Segment
AS AT MAR. 31, 2015 AND DEC. 31, 2014 AND FOR THE THREE MONTHS ENDED MAR. 31 (MILLIONS)	2015	2014	Variance		2015	2014	Variance

Asset management	$110	$88	$22	25%	$308	$323	$(15)	(5%)

Property	283	207	76	37%	15,077	14,877	200	1%

Renewable energy	81	164	(83)	(51%)	4,478	4,882	(404)	(8%)

Infrastructure	57	59	(2)	(3%)	1,923	2,097	(174)	(8%)

Private equity	17	63	(46)	(73%)	1,169	1,050	119	11%

Residential development	2	19	(17)	(89%)	2,143	2,080	63	3%

Service activities	43	12	31	258%	1,268	1,220	48	4%

Corporate activities	(36)	(120)	84	70%	(6,926)	(6,376)	(550)	(9%)

	$557	$492	$65	13%	$19,440	$20,153	$(713)	(4%)

Approximately half of our capital is invested in non-U.S. countries and the cash flow generated from these businesses, as well as our equity, is subject to changes in foreign currency exchange rates. From time to time, we utilize financial contracts to adjust these exposures. In the current quarter, the U.S. dollar strengthened relative to the local currencies in the jurisdictions where we hold the majority of our non-U.S. dollar investments, as shown on page 12. Other factors being held constant, currency movements decreased FFO by $21 million compared to the 2014 quarter.

Funds from Operations

Asset Management: Fee related earnings increased by $23 million to $108 million. Fee bearing capital increased by $4.7 billion in the quarter and $16.6 billion year over year, which contributed to a 27% increase in base management fees from $142 million to $181 million. Fee revenues grew to $206 million, due to an increased level of base fees as well as a higher level of incentive distributions earned, following an increase in our listed partnerships distribution profiles. Operating costs were consistent with the prior year. We realized $2 million of net carried interests during the quarter, compared to $3 million in the 2014 quarter.

Property: FFO from our property operations included $162 million of realized disposition gains compared to $76 million in the 2014 quarter. Excluding realization gains, property FFO decreased by $10 million to $121 million. We generated $10 million of additional FFO during the quarter as a result of capital deployed, including our higher ownership of our office portfolio and our recently acquired additional interest in Canary Wharf. Leasing initiatives increased FFO by an additional $8 million. These positive variances were more than offset by negative currency exchange on non-U.S. dollar FFO and increased fees paid, based on BPY’s larger level of capitalization.

Renewable energy: FFO decreased by $83 million during the quarter, from $164 million to $81 million. Electricity prices were lower in North America relative to particularly high prices in the 2014 quarter and resulted in a $59 million decrease in FFO. Generation levels were 11% lower than the comparative quarter decreasing FFO by an additional $36 million. Favourable hedge rates resulted in an overall increase in FFO from currency movements, partially offsetting the aforementioned negative variances. The contribution from newly acquired assets, after considering our reduced economic ownership interest in BREP, increased FFO by $5 million.

Infrastructure: We generated $57 million of FFO compared to $59 million in the 2014 quarter. FFO decreased by $6 million due to a reduced U.S. dollar amount of our foreign operations FFO. This negative variance was partially offset by the contribution from new investments and strong operational performance, including the benefit of recently commissioned growth projects, increased volumes in our transport operations and inflation indexation across many of our businesses.

Q1 2015 INTERIM REPORT	23

Private equity: FFO in our private equity operations decreased by $46 million from the prior quarter. The 2014 quarter included a $35 million realized disposition gain on the sale of a partial interest of a forest products business of a forest products business. FFO decreased by $8 million due to lower pricing in our panel board operations. Capital deployed in the past year contributed $9 million of FFO, partially offset by the loss of FFO from operations sold during the past twelve months.

Residential: Volumes and pricing continued to improve in our North American residential operations, increasing FFO by $10 million. We sold a large commercial development in the first quarter of 2014, which generated $21 million of FFO in the 2014 quarter. Our Brazilian operations incurred a $15 million FFO loss in the current quarter, compared to a $7 million loss in the prior year quarter.

Service activities: Construction operations FFO increased by $37 million to $40 million due to the expansion of our operations and the completion of a large project in the UK which resulted in the collection of the associated revenues. Service activities FFO decreased in the current period, due to a lower level of activity in the current quarter and the impact of weaker currency revaluation.

Corporate activities: We generated $51 million of investment income compared to $25 million of losses in the prior year due to strong capital market performance, including gains on foreign currency contracts.

Common Equity by Segment

Common equity decreased by $713 million from $20.2 billion to $19.4 billion as at March 31, 2015. Significant variances in common equity on a segment basis consist of the following:

Property: Common equity by segment increased by $0.2 billion to $15.1 billion, due to the recognition of $828 million of fair value gains in the first quarter of 2015, of which $491 million was attributable to the company. These included $628 million of gains on consolidated investment properties ($444 million net of non-controlling interests) primarily in our office properties, $98 million of mark-to-market gains on BPY’s GGP warrants ($66 million net of non-controlling interests) and $150 million of gains on our investment in Canary Wharf ($102 million net of non-controlling interests). These positive variances were partially offset by a currency revaluation of $103 million and common and preferred share distributions received from BPY.

Renewable energy: Common equity by segment was $4.5 billion at March 31, 2015, representing a $404 million decrease from year end. The contribution from $81 million of FFO was more than offset by $163 million of depreciation and amortization ($79 million net of non-controlling interests), negative foreign currency revaluation of $291 million and $50 million of distributions received.

Residential development: We completed the privatization of our North American residential development business, investing $846 million of capital. As a result of us carrying our residential inventory at historical cost, we paid a premium to book value, resulting in a $382 million charge being recorded directly to equity. Subsequent to the privatization, we received a $176 million distribution from the business. Our Brazilian residential operations also recorded $101 million of foreign currency losses due to the depreciation of the Brazilian real relative to the U.S. dollar.

Corporate activities: We issued $500 million of term debt and raised $385 million of short-term borrowings within our corporate activities which, together with the proceeds from net liquidity generated in the quarter, enabled us to invest $953 million into other segments to fund growth initiatives, primarily in our residential and service activities segments. This was partially offset by increases of $698 million due to foreign currency revaluation on non-U.S. dollar balances, which primarily represent Canadian dollar dominated borrowings.

Reconciliation of Non-IFRS Measures

The following table reconciles total operating segment FFO to net income:

FOR THE THREE MONTHS ENDED MAR. 31 (MILLIONS)	2015	2014

Total operating segment FFO	$557	$492

Gains not recorded in net income	(162)	(70)

Non-controlling interest in FFO	517	525

Financial statement components not included in FFO

Equity accounted fair value changes and other non-FFO items	(19)	14

Fair value changes	1,113	715

Depreciation and amortization	(401)	(376)

Deferred income taxes	(167)	(457)

Net income	$1,438	$843

24	BROOKFIELD ASSET MANAGEMENT

ASSET MANAGEMENT

Overview

Our asset management operations consist of managing listed partnerships and private funds as well as listed securities within our public markets portfolios. As at March 31, 2015, we managed approximately $93 billion of fee bearing capital, of which approximately $72 billion was from clients and $21 billion was from the Corporation. We also provide transaction and other advisory services.

Listed Partnerships: We manage publicly listed, perpetual capital entities with $46 million of fee bearing capital, including Brookfield Property Partners, Brookfield Renewable Energy Partners and Brookfield Infrastructure Partners. We are compensated for managing these entities through base management fees which are primarily determined by the market capitalization of these entities. We also are entitled to receive incentive distributions equal to a portion of increases in partnership distributions above pre-determined hurdles.

Private Funds: We manage approximately $28 billion of fee bearing capital through 32 private funds. Private fund capital is typically committed for 10 years from the inception of a fund with two one-year extension options. Our private fund investor base consists of 280 third-party clients with an average commitment of $80 million. We earn base fees which are generally determined on both called and uncalled commitments, and are entitled to receive carried interests, which represents a portion of investment returns provided that clients receive a minimum pre-determined return.

Public Markets: We manage numerous funds and separately managed accounts on behalf of third-party clients, focused on fixed income and equity securities. We act as an advisor for these clients and earn base and performance fees.

Revenues in this segment include fees earned by us in respect of capital managed for clients as well as the capital provided by Brookfield, with the exception of carried interests which exclude amounts earned on Brookfield capital. This is representative of how we manage the business and more appropriately measures the returns from our asset management activities and the returns from the capital invested in our funds. Fee bearing capital provided by Brookfield consists largely of our economic ownership interests in BPY, BREP and BIP along with $6.6 billion invested in private funds, of which the Corporation has invested directly in $0.9 billion and our listed partnerships have invested the remaining $5.7 billion.

The following table disaggregates our asset management FFO into fee related earnings and realized carried interests to facilitate analysis:

FOR THE THREE MONTHS ENDED MAR. 31 (MILLIONS)	2015	2014

Funds from operations

Fee related earnings	$108	$85

Carried interests	2	3

	$110	$88

We do not recognize carried interests until the end of the relevant determination period under IFRS, which typically occurs at or near the end of a fund term, however, we do provide supplemental information on the estimated amount of unrealized carried interests that have accumulated based on fund performance up to the date of the financial statements. Unrealized carried interests are determined as if the fund was wound up at the reporting date, based on the estimated value of the underlying investments.

Segment equity in our asset management operations was $308 million at March 31, 2015 (2014 – $323 million) and consists of goodwill acquired through business combinations and working capital. We do not fair value our asset management operations under IFRS and as a result, the fair value of these operations is not included within our common equity.

Fee Related Earnings

We generated the following fee related earnings during the period:

FOR THE THREE MONTHS ENDED MAR. 31 (MILLIONS)	2015	2014

Base management fees	$181	$142

Incentive distributions	17	12

Performance fees	—	2

Transaction and advisory fees	8	22

Fee revenues	206	178
Direct costs and other	(98)	(93)

Fee related earnings	$108	$85

Fee related earnings increased by 27% to $108 million for the period, primarily as a result of increases in fee bearing capital and associated base management fees. Operating costs remained relatively consistent as we previously invested in our operations to enable us to expand our capital base.

Q1 2015 INTERIM REPORT	25

Base management fees increased 27% to $181 million compared to $142 million in the first quarter of 2014. Base management fees from our listed partnerships increased by $29 million to $89 million and include $83 million of base management fees from BPY, BIP and BREP. Base fees from BPY increased by $21 million compared to the first quarter of 2014 due to fees earned on $2.3 billion of equity issued by BPY over the past twelve months and a 28% increase in the market price of BPY’s equity units. Our private funds contributed $65 million of base fees, representing a $5 million increase over the 2014 quarter due to fees earned on additional capital raised. Base fees from our public markets activities increased by $5 million to $27 million due to increased values and new client commitments.

We received $17 million of incentive distributions from Brookfield Infrastructure Partners and Brookfield Renewable Energy Partners, representing an increase of 42% from the first quarter of 2014. The growth reflects increases in unit distributions by BIP and BREP of 10% and 7%, respectively.

Our transaction and advisory operations are primarily focused on real estate and infrastructure transactions. Advisory fees totalled $8 million (2014 – $16 million). The prior year also included $6 million of fees earned on co-investments.

Direct costs and other consist primarily of employee expenses and professional fees, as well as business related technology costs and other shared services. Operating margins, which are calculated as fee related earnings divided by fee revenues, were 52% for the period, compared to 48% in 2014. Direct costs increased by $5 million year over year due to expansion in our operations and include $3 million of non-controlling interests in fee related earnings recorded by partially owned entities (2014 – $3 million).

Carried Interests

We generated $52 million of unrealized carried interest during the first quarter of 2015. Strong performance in local currencies was partially offset by reduced exchange rates resulting in lower U.S. dollar values.

Accumulated unrealized carried interests totalled $536 million at March 31, 2015. We estimate that direct expenses of approximately $191 million will arise on the realization of the amounts accumulated to date, of which $19 million relates to the carry generated in the year. We realized $4 million (2014 – $8 million) of carried interest during the period, or $2 million (2014 – $3 million) net of direct costs and non-controlling interests, upon completion of the relevant determination period. The amount of unrealized carried interests and associated costs are shown in the following table:

FOR THE THREE MONTHS ENDED MAR. 31, 2015 (MILLIONS)	Unrealized Carried Interest	Direct Costs	Net

Unrealized balance, beginning of period	$488	$(174)	$314

In-period change

Generated	52	(19)	33

Less: realized	(4)	2	(2)

Unrealized balance, end of period	$536	$(191)	$345

The funds to which unrealized carried interest relates have a weighted average term to realization of five years. Recognition of carried interest is dependent on future investment performance.

Fee Bearing Capital

The following table summarizes our fee bearing capital:

AS AT MAR. 31, 2015 AND DEC. 31, 2014 (MILLIONS)	Listed Issuers[1]	Private Funds[1]	Public Securities	Total	2014

Property	$23,923	$15,399	$6,214	$45,536	$42,718

Renewable energy	10,968	2,169	—	13,137	13,049

Infrastructure	10,790	8,323	7,135	26,248	24,367

Private equity	—	2,493	—	2,493	2,588

Other	—	—	5,794	5,794	5,818

March 31, 2015	$45,681	$28,384	$19,143	$93,208	n/a

December 31, 2014	$42,021	$28,538	$17,981	n/a	$88,540

1.	Includes Brookfield capital of $20.0 billion (2014 – $19.1 billion) in listed partnerships and $0.9 billion (2014 – $0.9 billion) in private funds

Listed partnership capital includes the market capitalization of our listed issuers: BPY, BREP, BIP, Brookfield Canada Office Properties, Acadian Timber Corp. and several smaller listed entities, and also includes corporate debt and preferred shares issued by these entities to the extent these are included in determining base management fees.

26	BROOKFIELD ASSET MANAGEMENT

Private fund capital includes $5.8 billion of third-party uninvested capital, which is available to pursue acquisitions within each fund’s specific mandate. The uninvested capital includes $2.7 billion for property funds, $2.6 billion for infrastructure funds and $0.5 billion for private equity funds, and have an average term during which they can be called of approximately two years. Private fund fee bearing capital has a remaining average term of seven years (nine years with two one-year extension options) and includes approximately $3.1 billion of co-investment capital.

Public markets capital includes portfolios of fixed income and equity securities, with a particular focus on real estate and infrastructure, including high yield securities. Fee bearing capital within our public markets is typically redeemable at a client’s option.

Fee bearing capital increased by $4.7 billion during the first three months of 2015. The principal variances are set out in the following table:

FOR THE THREE MONTHS ENDED MAR. 31, 2015 (MILLIONS)	Listed Issuers	Private Funds	Public Securities	Total

Balance, December 31, 2014	$42,021	$28,538	$17,981	$88,540

Inflows	103	208	1,836	2,147

Outflows	—	(161)	(703)	(864)

Distributions	(495)	—	—	(495)

Market activity	2,167	—	29	2,196

Foreign exchange and other	1,885	(201)	—	1,684

Change	3,660	(154)	1,162	4,668

Balance, March 31, 2015	$45,681	$28,384	$19,143	$93,208

Listed partnership fee bearing capital increased by $3.7 billion to $45.7 billion, $2.2 billion of which relates to increased unit values, $1.6 billion from the deployment of cash reserved by BPY for its acquisition of an additional 28% interest in Canary Wharf, and debt and preferred equity issuances by BIP and BREP. Net inflows from new and existing clients added $1.2 billion to our public markets fee bearing capital, while private funds remained relatively flat.

Subsequent to quarter end, BIP issued $950 million of equity units, which will increase fee bearing capital under management once the net proceeds are deployed. We continue to be on track to complete our current $11 billion of fundraising initiatives. Our flagship property and private equity funds are fully invested or committed to investments and our flagship infrastructure fund is nearly 70% invested, which should enable us to launch an additional $10 billion of fundraising this year.

PROPERTY

Overview

We own virtually all of our commercial property assets through our 62% economic ownership interest in Brookfield Property Partners. BPY is listed on the New York and Toronto Stock Exchanges and had an equity capitalization of $19.1 billion at March 31, 2015, based on public pricing. We also own $1.3 billion of preferred shares of BPY which yield 6.2% based on their redemption value.

BPY acquired an additional 28% interest in Canary Wharf in February 2015 for $1.6 billion, increasing its ownership to 50% and commenced accounting for its investment on an equity basis. BPY’s previous 22% interest was historically accounted for as a financial asset.

BPY’s operations are principally organized as follows:

Office Properties: We own interests in and operate commercial office portfolios, consisting of 260 properties containing 123 million square feet of commercial office space. The properties are located in major financial, energy, technology and government cities in North America, Europe, Australia, Brazil and India. We also develop office properties on a selective basis and our office development assets consist of interests in 29 sites totalling approximately 31 million square feet. Of the total properties in our office portfolio, 207 properties, consisting of 95 million square feet, are consolidated and the remaining interests are equity accounted under IFRS.

Retail Properties: Our retail portfolio consists of interests in 171 retail properties in the United States and Brazil, containing 155 million square feet. Our North American retail operations are held through our 33% fully diluted interest in GGP and a 34% interest in Rouse Properties, both of which are equity accounted. Our Brazilian operations are held through a 35% owned institutional fund managed by us. We also own an interest in a retail property company in Shanghai, China. Our retail mall portfolio has a redevelopment pipeline that exceeds $540 million (on a proportionate basis). Of the total properties in our retail portfolio, 164 properties, consisting of 152 million square feet, are equity accounted investments and the remaining are consolidated under IFRS.

Q1 2015 INTERIM REPORT	27

Other Properties: We own and operate industrial, multifamily, hotel and triple net lease properties. Our industrial portfolio consists of interests in 167 operating properties in North America and Europe, containing 44 million square feet of space. We also own and manage a land portfolio with the potential to build 47 million square feet of industrial properties. Of the total properties in our industrial portfolio, 115 properties, consisting of 24 million square feet, are consolidated and the remaining interests are equity accounted. Our multifamily portfolio includes approximately 27,800 multifamily units in the United States and Canada, while our hotel portfolio includes 12 properties with over 8,850 rooms. Our triple net lease portfolio consists of over 300 properties that are leased to automotive dealerships across the United States and Canada.

The following table disaggregates segment FFO and segment equity into the amounts attributable to our ownership interests in BPY, the amounts represented by other property assets and liabilities, and realized disposition gains to facilitate analysis:

	Funds from Operations		Common Equity by Segment
FOR THE THREE MONTHS ENDED MAR. 31 AND AS AT MAR. 31, 2015 AND DEC. 31, 2014 (MILLIONS)	2015	2014	2015	2014

Brookfield Property Partners

Equity units[1]	$112	$119	$13,870	$13,681

Preferred shares	19	19	1,275	1,275

	131	138	15,145	14,956

Other

Property assets	1	1	456	462

Liabilities	(11)	(8)	(524)	(541)

Realized disposition gains	162	76	—	—

	$283	$207	$15,077	$14,877

1.

Brookfield’s equity units in BPY consist of 432.6 million redemption-exchange units, 45.2 million Class A LP units, 4.8 million special limited partnership units and 0.1 million general partnership units; together representing an effective economic interest of 62% of BPY

FFO within our property segment was $283 million and increased from the $207 million recorded in 2014 due primarily to $162 million of realized disposition gains recorded in the first quarter of 2015 compared to $76 million in 2014. Our share of BPY’s FFO decreased from $119 million to $112 million as the positive contribution from capital deployed in the past twelve months was more than offset by currency variation and increased administration fees paid on BPY’s higher level of capitalization. Realized disposition gains in the current period include a $113 million gain on the sale of a partial interest in a large retail property in Honolulu and $49 million of other gains, principally in our office portfolio.

Brookfield Property Partners

BPY’s FFO for the first quarter of 2015 was $181 million, of which our share was $112 million. We also received an additional $19 million as dividends on preferred shares of BPY that were issued to us on its formation (2014 – $19 million). This represents a decrease of $7 million from the $138 million of FFO recorded during the 2014 quarter.

Office Properties

BPY recorded FFO of $170 million from its office property operations in 2015 compared to $97 million 2014. BPY’s office FFO increased by $57 million and $32 million due to the privatization of our office company, and increased ownership in the Canary Wharf Group, respectively. Same-property revenues at most of our U.S. and European properties increased due to higher occupancy levels and positive leasing spreads on expiring leases. These positive variances were partially offset by the negative impact of foreign currency exchange.

Leasing activity during the quarter consisted of 1.4 million square feet of new and renewal leases at an average in-place net rent of $36.88, which was 63% higher than expiring net rents of $22.68 per square foot. This resulted in a 10% increase in average overall office in-place net rents from $29.43 to $32.23 per square foot, after reflecting the impact of currency revaluation. Overall occupancy increased by 60 bps to 90.2%. Our overall office portfolio in-place net rents are currently 22% below market net rents.

We currently have 8.1 million square feet of active development projects, including Manhattan West in New York, Bay Adelaide Centre East in Toronto, Brookfield Places in Calgary and Perth, as well as London Wall Place, Principal Place and 1 Bank Street in London and the Giroflex towers in São Paulo. These projects are 51% pre-leased in aggregate and we estimate an additional cost of $3.6 billion to complete construction.

28	BROOKFIELD ASSET MANAGEMENT

Retail Properties

BPY’s FFO from retail operations, which is derived largely from its ownership interest in GGP, increased to $114 million in the first quarter of 2015 (2014 – $105 million), of which our share was $77 million (2014 – $92 million). The $9 million increase in BPY’s FFO from retail properties is primarily the result of a 3% increase in same-store net operating income at GGP and the contribution to FFO from capital deployed over the past year.

Our retail portfolio occupancy rate was 94.5% as at March 31, 2015. We leased approximately 1.0 million square feet during the quarter on a suite-to-suite basis, increasing in-place rents to $54.74 at March 31, 2015 from $52.07 at March 31, 2014. At GGP, tenant sales, excluding anchors, increased by 3.4% compared to the prior year and initial rental rates for executed leases commencing in 2015 on a suite-to-suite increased by 8.7% compared to the rental rate for expiring leases.

Industrial, Multifamily, Hotels and Triple Net Leased Assets

BPY owns industrial, multifamily, hotel and triple net leased property assets primarily through funds that are managed by us. The carrying value of BPY’s investment in these operations is $1.7 billion as of March 31, 2015 (2014 – $1.6 billion), and its share of the associated FFO increased to $33 million (2014 – $17 million), primarily due to the contribution from the acquisition of value-add multifamily units, additional hotel investments and the acquisition of a triple net lease portfolio, consisting of over 300 properties that are leased to automotive dealerships. Offsetting the contribution from capital deployed, were the removal of FFO on dispositions.

Corporate

BPY’s FFO from its corporate segment was a charge of $136 million for the period ended March 31, 2015 compared to a charge of $62 million in the prior year. The $74 million decrease in FFO from the 2014 quarter is attributable to an increase in interest expense on BPY’s credit facilities which have been drawn to fund growth initiatives, $29 million of interest on $1.8 billion of preferred units issued in the fourth quarter of 2014, and additional asset management fees paid due to a higher capital base.

Common Equity by Segment

Our property segment consists largely of investments in commercial property businesses, whose assets are comprised mostly of investment properties that are carried at fair value and revalued on a quarterly basis. Common equity by segment increased by $0.2 billion to $15.1 billion (2014 – $14.9 billion) primarily due to increased property valuations as further described on page 15. This was partially offset by foreign currency revaluation and distributions paid.

RENEWABLE ENERGY

Overview

We hold our renewable energy operations primarily through a 63% economic ownership interest in Brookfield Renewable Energy Partners. BREP is listed on both the NYSE and TSX and had an equity capitalization of $8.7 billion at March 31, 2015, based on public pricing. BREP operates renewable energy facilities and owns them both directly as well as through our private infrastructure funds.

BREP owns one of the world’s largest, publicly-traded, pure-play renewable energy portfolios with 7,265 megawatts (“MW”) of installed capacity, and long-term average annual generation of 25,562 gigawatt hours (“GWh”). This portfolio includes 208 hydroelectric generating stations on 74 river systems and 37 wind facilities and three biomass facilities, diversified across 14 power markets in the United States, Canada, Brazil and Europe. BREP also has an approximate 2,000 MW development pipeline spread across all of our operating jurisdictions.

We arrange for the sale of power generated by BREP through our energy marketing business (“Brookfield Energy Marketing” or “BEMI”). We purchase a portion of BREP’s power pursuant to long-term contracts at pre-determined prices, thereby increasing the stability of BREP’s revenue profile. We sell the power under long-term contracts as well as into the open market and also earn ancillary revenues, such as capacity and renewable energy credits and premiums. This provides us with increased participation in future increases (or decreases) in power prices.

Q1 2015 INTERIM REPORT	29

The following table disaggregates segment FFO and segment equity into the amounts attributable to our ownership of BREP and the operations of BEMI:

AS AT MAR. 31, 2015 AND DEC. 31, 2014 AND FOR THE THREE MONTHS ENDED MAR. 31 (MILLIONS)	Funds from Operations		Common Equity by Segment
	2015	2014	2015	2014
Brookfield Renewable Energy Partners[1]	$95	$120	$3,481	$3,806
Brookfield Energy Marketing	(14)	44	997	1,076

	$81	$164	$4,478	$4,882

1.

Brookfield’s interest in BREP consists of 129.7 million redemption-exchange units, 40.0 million Class A LP units and 2.6 million general partnership units; together representing an economic interest of 63% of BREP

Our share of BREP’s FFO decreased by $25 million to $95 million. This was due to lower hydrology and wind conditions compared to the prior year quarter which was partially offset by FFO from our growth initiatives over the past twelve months. Our energy marketing operations incurred a $14 million loss during the quarter compared to positive FFO of $44 million in the 2014 quarter, due to lower market prices. Pricing in the 2014 quarter was particularly high, due to increased demand in the U.S. Northeast.

Brookfield Renewable Energy Partners

BREP’s operating results are summarized as follows:

FOR THE THREE MONTHS MAR. 31 (GIGAWATT HOURS AND $MILLIONS)	Actual Generation (GWh)		Long-Term Average (GWh)		Funds from Operations
	2015	2014	2015	2014	2015	2014
Revenues

Hydroelectric	4,776	5,001	5,389	4,916	$363	$403

Wind energy	935	610	1,075	635	100	68

Other	112	100	52	219	9	19

	5,823	5,711	6,516	5,770	472	490

Direct operating costs					(134)	(130)

Interest expense and other					(124)	(120)

					214	240

Non-controlling interest					(119)	(120)

					$95	$120

Generation levels totalled 5,823 GWh, 11% below the long-term average of 6,516 GWh, and an increase of 112 GWh (2%) compared to the same period in the prior year on an overall basis.

Hydroelectric generation of 4,776 GWh was 11% below long-term average (“LTA”) compared to generation that was 2% above LTA in 2014. Generation from hydroelectric assets held throughout both reporting periods was 4,502 GWh, 10% below the prior year. Recently acquired and commissioned facilities and a full quarter’s contribution from facilities acquired in 2014 generated 274 GWh. These assets are held through our private funds, and according BREP’s proportionate share of this generation was 126 GWh. On an overall basis, higher inflows in our Canadian portfolio were offset by the decrease in generation from the U.S. and Latin American portfolios.

Generation from the wind portfolio of 935 GWh, was 13% below long-term average of 1,075 GWh. Our recent acquisition of a wind portfolio in Ireland contributed 451 GWh, partly offsetting the reduced amount of generation due to lower wind conditions across the rest of the wind portfolio. Revenues from our co-generation facilities decreased by $10 million reflecting the temporary suspension of our facility in Ontario partly offset by the increased generation at our 105 MW facility in New York.

Revenues totalled $472 million and decreased by $18 million from the prior year quarter. Generation from our existing hydroelectric facilities decreased by $35 million, due primarily to below average generation in the United States, combined with a relatively lower pricing environment and continued drought conditions in Brazil. Wind energy revenues increased by $32 million due to the contribution from growth in our portfolios. The average total revenue per megawatt hour (“MWh”) of $81 decreased by $4 per MWh from the prior year, reflecting the impact of the relatively lower pricing environment and the decline in the Brazilian and Canadian currencies relative to the U.S. dollar.

Direct operating costs increased by $4 million quarter over quarter, as did interest expense and other costs. Increases attributable to recently acquired and developed facilities were offset by lower interest rates on refinanced debt, cost reduction efforts and lower currency exchange rates for non-U.S. operations.

30	BROOKFIELD ASSET MANAGEMENT

The proportion of FFO attributable to non-controlling interests increased from 50% to 55% primarily due to the majority of new facilities being held in our private funds in which we have a lower indirect equity interest.

Brookfield Energy Marketing

BEMI purchased approximately 2,128 GWh (2014 – 2,233 GWh) of electricity from BREP during the first quarter of 2015 at an average price of $68 per MWh (2014 – $74 per MWh) and sold this power at an average price, including ancillary revenues, of $61 per MWh (2014 – $94 per MWh), resulting in an FFO deficit of $14 million (2014 – income of $44 million). While wholesale prices for energy and capacity continue to trend higher relative to the cyclical lows experienced in the last few years, pricing did not reach the peaks of the 2014 quarter. Ancillary revenues, which include capacity payments, green credits and other additional revenues, totalled $25 million (2014 – $42 million) and increased average realized prices by $12 per MWh (2014 – $19 per MWh). Approximately 852 GWh of BEMI power sales were pursuant to long-term contracts at an average price of $75 per MWh (2014 – $75 per MWh). The balance of approximately 1,276 GWh was sold in the short-term market at an average price of $52 per MWh, including ancillary revenues (2014 – $105 per MWh).

Common Equity by Segment

Segment equity in our renewable energy operations was $4.5 billion at March 31, 2015 (December 31, 2014 – $4.9 billion) and primarily represents our net investment in the property, plant and equipment deployed in our generations facilities. We elect to record our renewable energy PP&E at fair value, following the revaluation method and revalue the assets annually in the fourth quarter. Accordingly, equity is typically not impacted by revaluation items during the first three quarters. Common equity by segment decreased since year end primarily due to the impact of foreign currency translation, depreciation and amortization, and cash distributions received, partially offset by the contribution from FFO.

INFRASTRUCTURE

Overview

Our infrastructure operations are held primarily through our 29% economic ownership interest in Brookfield Infrastructure Partners. BIP is listed on the New York and Toronto Stock Exchanges and had an equity capitalization of $9.6 billion at March 31, 2015, based on public pricing. BIP owns a number of these infrastructure businesses directly as well as through private funds that we manage. We also have direct investments in sustainable resources operations.

The following table disaggregates segment FFO and segment equity into the amounts attributable to our economic ownership interest of BIP, our directly held sustainable resources operations and realized disposition gains to facilitate analysis:

AS AT MAR. 31, 2014 AND DEC. 31, 2013 AND FOR THE THREE MONTHS ENDED MAR. 31 (MILLIONS)	Funds from Operations		Common Equity by Segment
	2015	2014	2015	2014
Brookfield Infrastructure Partners[1]	$49	$50	$1,307	$1,390

Sustainable resources	8	9	616	707

	$57	$59	$1,923	$2,097

1.	Brookfield’s interest in BIP consist of 58.7 million redemption-exchange units and 1.1 million general partnership units together representing an economic interest of 29% of BIP

Brookfield Infrastructure Partners

BIP’s operations are principally organized as follows:

Utilities operations: consist of regulated distribution, regulated terminal and electricity transmission operations, located in North and South America and Europe. These businesses typically earn a pre-determined return based on their asset base, invested capital or capacity and the applicable regulatory frameworks and long-term contracts. Accordingly, the returns tend to be highly predictable and typically not impacted to any great degree by short-term volume or price fluctuations.

Transport operations: are comprised of open access systems that provide transportation for freight, bulk commodities and passengers, for which we are paid an access fee. Profitability is based on the volume and price achieved for the provision of these services. These operations are comprised of businesses with regulated tariff structures, such as our rail and toll road operations, as well as unregulated businesses, such as our ports. Approximately 80% of our transport operations are supported by long-term contracts or regulation.

Energy operations: consist of systems that provide energy transmission, distribution and storage services. Profitability is based on the volume and price achieved for the provision of these services. These operations are comprised of businesses that are subject to light regulation, such as our natural gas transmission business whose services are subject to price ceilings, and businesses that are essentially unregulated like our district energy business.

Q1 2015 INTERIM REPORT	31

Communications infrastructure: consists of a communication tower infrastructure operation located in Europe that provides essential services and critical infrastructure to the media broadcasting and telecom sectors, for which we are paid a fee. This operation generates stable, inflation linked cash flows underpinned by long-term contracts.

BIP recorded $186 million of FFO in the first quarter of 2015 ($49 million at our share), relatively consistent with prior year as the benefit of organic growth and contribution from new investments was offset by the impact of foreign exchange.

FFO from utilities operations was $95 million ($28 million at our share) ahead of prior year FFO of $89 million, as the business benefitted from higher connections activity at our UK regulated distribution business, inflation indexation, and commissioning of capital projects into rate base, partially offset by the impact of foreign exchange.

Transport FFO increased by $1 million to $96 million ($28 million at our share) during the quarter, primarily due to the contribution from the investment in our Brazilian rail operation in the third quarter of 2014. FFO also benefitted from inflationary tariff increases and strong volumes at our South American toll roads, which led to an 6% increase in toll road EBITDA year over year and improved results at our UK port as economic conditions continue to improve in the region, which were partially offset by the impact of foreign exchange.

Energy FFO increased by $2 million to $28 million ($8 million at our share). The acquisition of new systems and expansion of existing systems in our North American district energy business increased FFO by $5 million. This was partially offset by lower contribution from our energy distribution business.

We recently made our inaugural investment in communications operations, deploying $415 million of capital at BIP’s share ($118 million at our share) to purchase a telecommunications infrastructure business in France.

Sustainable Resources

Sustainable resource FFO of $8 million decreased by $1 million from the prior year as the benefit of land conversion efforts at our Brazilian agricultural lands was offset by the impact of foreign exchange. These investments include timberlands in the northeastern U.S. and Canada, and capital in a number of timber and agriculture private funds managed by us.

Common Equity by Segment

Segment equity in our Infrastructure operations was $1.9 billion at March 31, 2015 (December 31, 2014 – $2.1 billion) and primarily represents our net investment in infrastructure property, plant and equipment, as well as concessions. We elect to fair value our infrastructure PP&E which represent the majority of assets in this segment, and revalue PP&E on an annual basis. Concessions are considered intangible assets under IFRS and are recorded at historical cost and amortized over the term of the concession. Accordingly a smaller portion of our equity is impacted by revaluation than in our property and renewable energy segments, and revaluation items are typically only recorded at year end. Infrastructure common equity by segment decreased from December 31, 2014 by $174 million, as the contribution from earnings was offset by negative currency revaluation and distributions paid to us.

PRIVATE EQUITY

Our private equity operations are conducted through a series of institutional private equity funds operated under the Brookfield Capital Partners brand with total committed capital of $3.3 billion, as well as direct investments in several private companies and public companies. Our private funds include 16 investments in a diverse range of industries. Our average investment is $56 million, excluding our largest single investment of $381 million using IFRS values. We concentrate our investing activities on businesses with tangible assets and cash flow streams in order to better protect our capital.

Our largest direct investment is a 40.9% interest in Norbord including Norbord Inc. (“Norbord”), which is one of the world’s largest producers of oriented strand board. The market value of our investment in Norbord at March 31, 2015 was approximately $734 million based on market prices, compared to our carrying value of $245 million. On March 31, 2015, we completed the merger of Norbord and Ainsworth Lumber Co. Ltd., resulting in us owning 34.9 million common shares of the combined company.

32	BROOKFIELD ASSET MANAGEMENT

The following table disaggregates segment FFO and segment equity into the amounts attributable to the capital we have invested in the private funds that we manage, our investment in Norbord and other investments and realized disposition gains to facilitate analysis:

AS AT MAR. 31, 2015 AND DEC. 31, 2014 AND FOR THE THREE MONTHS ENDED MAR. 31 (MILLIONS)	Funds from Operations		Common Equity by Segment
	2015	2014	2015	2014
Brookfield Capital Partners

Private funds	$13	$4	$835	$726

Norbord	1	9	245	189

Other direct investments	3	3	89	135

Western Forest Products	—	12	—	—

Realized disposition gains	—	35	—	—

	$17	$63	$1,169	$1,050

Our private funds contributed $13 million of FFO, representing a $9 million increase from the 2014 quarter due to the contribution from new investments. Our share of Norbord’s FFO declined by $8 million due to a 12% decline in North American oriented strand board prices. The prior year included $12 million of FFO from Western Forest Products Inc. (“Western Forest Products”), which was disposed of in 2014.

The $35 million realized disposition gain in 2014 was generated on the partial sale of Western Forest Products.

Segment equity in our private equity operations was $1.2 billion at March 31, 2015 (December 31, 2014 – $1.1 billion) and consists of a diverse range of opportunistic investments. Most of the operations within our private equity segment are held at amortized cost, with depreciation recorded on a quarterly basis. Segment equity increased by $119 million from 2014 to $1.2 billion, representing capital invested in our private funds.

RESIDENTIAL DEVELOPMENT

Our residential development operations consist primarily of direct investments in two wholly-owned companies: Brookfield Residential Properties Inc. (“Brookfield Residential” or “BRP”) and Brookfield Incorporações S.A. (“BISA”), as well as operations in Australia.

Our North American business is conducted through BRP. On March 13, 2015 we completed the privatization of BRP and now own 100% of the company. BRP is active in 12 principal markets in Canada and the U.S., and controls over 105,000 lots in these markets. Our major focus is on entitling and developing land for building homes or for the sale of lots to other builders.

Our Brazilian business is conducted through BISA, one of the leading developers in Brazil’s real estate industry. These operations include land acquisition and development, construction, and sales and marketing of a broad range of “for sale” residential and commercial office units, with a primary focus on middle income residential.

Q1 2015 INTERIM REPORT	33

The following table disaggregates segment FFO and segment equity into the amounts attributable to our operations by region to facilitate analysis:

AS AT MAR. 31, 2015 AND DEC. 31, 2014 AND FOR THE THREE MONTHS ENDED MAR. 31 (MILLIONS)	Funds from Operations		Common Equity by Segment
	2015	2014	2015	2014

Residential

North America (BRP)	$12	$23	$1,245	$1,135

Brazil (BISA)	(15)	(7)	743	785

Australia and other	5	3	155	160

	$2	$19	$2,143	$2,080

Funds from operations from BRP decreased to $12 million as the prior year quarter included a $21 million gain on the sale of a commercial property development, which offset improved revenues and gross margins in our U.S. operations in the current quarter. Overall gross margins for land and housing were 27% for the quarter. The average home selling price increased 3% to $489,000, compared to $474,000 for the same period in 2014. Single family lot sales increased to 485 lots from 446 lots in the first quarter of 2014 and no raw and partially finished acres were sold in the first quarter of 2015. The average lot selling price increased 6% to $115,000, compared to $108,000 for the same period in 2014. We have 29 active land communities and 64 active housing communities, up from 24 and 53 in 2014, respectively.

We delivered eight projects in our Brazilian operations during 2015, recognizing $131 million of revenue. Our Brazilian residential development operations have been affected by weaker market fundamentals, which have resulted in both construction delays and a reduction in overall project launches.

Segment equity in our Residential Development operations was $2.1 billion at March 31, 2015 (December 31, 2014 – $2.1 billion) and is invested primarily in residential development inventory. Under IFRS we record this inventory at the lower of cost and net realizable value, notwithstanding the length of time that some of our assets have been held and the value created through the development process.

SERVICE ACTIVITIES

The following table disaggregates segment FFO and segment equity into the amounts attributable to our construction services and property services businesses to facilitate analysis:

AS AT MAR. 31, 2015 AND DEC. 31, 2014 AND FOR THE THREE MONTHS ENDED MAR. 31 (MILLIONS)	Funds from Operations		Common Equity by Segment
	2015	2014	2015	2014

Service activities

Construction	$40	$3	$833	$914

Property services	3	9	435	306

	$43	$12	$1,268	$1,220

We recognized $40 million of construction FFO during the first quarter of 2015, representing an increase of $37 million from the prior year. Revenues increased by 22% prior to foreign currency variation, due to the expansion of our operations. In addition, we completed a major UK project, and recognized $30 million of FFO upon collecting the associated revenues. Operating margins increased to 8.8% from 5.5% in the first quarter of 2014. Work-in-hand continued to grow and was $6.4 billion at the end of March 31, 2015 (Dec. 31, 2014 – $6.3 billion) and consists of 91 projects with an average project life of 2.9 years, of which 1.5 years are remaining.

Property services fees include property and facilities management, leasing and project management and a range of real estate services. The decrease in FFO was due to reduced activity and sales volumes in our U.S. operations and the impact of lower currency values for the Australian and Canadian dollars. These negative variances were partially offset by our increased ownership interests in our integrated real property solutions business.

Segment equity in our Service Activities was $1.3 billion at March 31, 2015 (December 31, 2014 – $1.2 billion) and consists primarily of goodwill acquired through business combinations and working capital. We do not fair value these operations under IFRS and as a result, the fair value of these operations is not included within our common equity.

34	BROOKFIELD ASSET MANAGEMENT

CORPORATE ACTIVITIES

Our corporate operations primarily consist of allocating capital to our operating platforms, principally through our listed partnerships (BPY, BREP and BIP) and through directly held investments and interests in our private equity funds, as well as funding this capital through the issuance of corporate borrowings and preferred shares. We also invest capital in portfolios of financial assets and enter into financial contracts to manage our foreign currency and interest rate risks.

Segment equity in our Corporate Activities was a deficit of $6.9 billion at March 31, 2015 (December 31, 2014 – $6.4 billion) and consists primarily of corporate borrowings, preferred equity, net working capital and our portfolio of cash and financial assets. Corporate borrowings are generally done at fixed rates and held at amortized cost. Many of these borrowings are denominated in Canadian dollars and have been designated as hedges of our Canadian dollar net investments within our other segments, resulting in the majority of the currency revaluation being recognized in other comprehensive income. Preferred equity does not revalue under IFRS. Our portfolio of cash and financial assets is generally recorded at fair quarterly through net income, unless the underlying financial investments are classified as available-for-sale securities, and are recorded at fair value with changes in value recognized in other comprehensive income. Loans and receivables are typically carried at amortized cost.

The following table disaggregates segment FFO and segment equity into the principal assets and liabilities within our corporate operations and associated FFO to facilitate analysis:

AS AT MAR. 31, 2015 AND DEC. 31, 2014 AND FOR THE THREE MONTHS ENDED MAR. 31 (MILLIONS)	Funds from Operations		Common Equity by Segment
	2015	2014	2015	2014

Cash and financial assets, net	$51	$(25)	$919	$897

Corporate and subsidiary borrowings	(57)	(56)	(4,668)	(4,075)

Preferred equity[1]	—	—	(3,549)	(3,549)

Corporate costs and taxes/networking capital	(30)	(33)	372	351

Realized disposition gains	—	(6)	—	—

	$(36)	$(120)	$(6,926)	$(6,376)

1.	FFO excludes preferred share distributions of $34 million (2014 – $38 million)

We invest capital within our corporate operations into a variety of financial assets and enter into financial contracts to manage our foreign currency and interest rate risks. Our financial assets consist of $1,304 million of cash and financial assets, which are partially offset by $385 million (2014 – $300 million) of deposits and other liabilities.

FFO from these activities includes dividends and interests from our financial assets, mark-to-market gains or losses and realized disposition gains or losses. FFO in our cash and financial asset portfolio increased by $76 million, which includes an increase of $40 million due to foreign currency positions. The prior year included losses of $25 million. We describe cash and financial assets, corporate borrowings and preferred shares in more detail within Part 4 – Capitalization and Liquidity.

Net working capital includes corporate accounts receivable, accounts payable, other assets and liabilities and our corporate net deferred income tax asset of $503 million (2014 – $567 million). Net working capital also includes a $504 million loan receivable from BPY (2014 – $570 million).

Q1 2015 INTERIM REPORT	35

PART 4 – CAPITALIZATION AND LIQUIDITY

CAPITALIZATION

Overview

We review key components of our consolidated capitalization in the following sections. In several instances we have disaggregated the balances into the amounts attributable to our operating segments in order to facilitate discussion and analysis.

The following table presents our capitalization on a corporate (i.e., deconsolidated), proportionally consolidated and consolidated basis.

	Consolidated		Corporate		Proportionate
AS AT MAR. 31, 2015 AND DEC. 31, 2014 (MILLIONS)	2015[1]	2014[1]	2015	2014	2015[1]	2014[1]

Corporate borrowings	$4,668	$4,075	$4,668	$4,075	$4,668	$4,075

Non-recourse borrowings

Property-specific mortgages	40,847	41,674	—	—	24,245	23,555

Subsidiary borrowings	9,209	8,329	—	—	6,149	5,174

	54,724	54,078	4,668	4,075	35,062	32,804

Accounts payable and other	10,634	10,474	1,867	1,158	8,566	6,945

Deferred tax liabilities	8,160	8,140	97	50	4,850	4,781

Subsidiary equity obligations	3,425	3,541	—	—	2,045	2,149

Equity

Non-controlling interests	29,360	29,545	—	—	—	—

Preferred equity	3,549	3,549	3,549	3,549	3,549	3,549

Common equity	19,440	20,153	19,440	20,153	19,440	20,153

	52,349	53,247	22,989	23,702	22,989	23,702

Total capitalization	$129,292	$129,480	$29,621	$28,985	$73,512	$70,381

1.	Reflects liabilities associated with assets held-for-sale

Consolidated Capitalization

Consolidated capitalization reflects the full consolidation of wholly owned and partially owned entities.

We note that in many cases our consolidated capitalization includes 100% of the debt of the consolidated entities, even though in most cases we only own a portion of the entity and therefore our pro rata exposure to this debt is much lower. In other cases, this basis of presentation excludes some or all of the debt of partially owned entities that are equity accounted, such as our investments in General Growth Properties and Canary Wharf and several of our infrastructure businesses.

Corporate Capitalization

Our corporate (deconsolidated) capitalization shows the amount of debt that has recourse to the Corporation. Corporate borrowings increased by $593 million compared to 2014 as we issued $500 million of medium-term notes during the quarter, which was partially offset by a $256 million reduction in the value of our Canadian dollar term debt due to a lower Canadian dollar relative to the U.S. dollar. We also had additional borrowings of $350 million on our corporate revolving facilities.

Common and preferred equity totals $23.0 billion (2014 – $23.7 billion) and represents approximately 78% of our corporate capitalization.

Corporate borrowings are further described on page 37.

Proportionate Capitalization

Proportionate consolidation, which reflects our proportionate interest in the underlying entities, depicts the extent to which our underlying assets are leveraged, which we believe is an important component of enhancing shareholder returns. We believe that the levels of debt relative to total capitalization are appropriate given the high quality of the assets, the stability of the associated cash flows and the level of financings that assets of this nature typically support, as well as our liquidity profile.

Our proportionate share of non-recourse borrowings and accounts payable and other liabilities increased since 2014 as a result of our increased ownership of Canary Wharf, as well as the acquisition of a communications investment within our infrastructure portfolio.

36	BROOKFIELD ASSET MANAGEMENT

Cash and Financial Assets

The following table presents our cash and financial assets on a consolidated and corporate (i.e., deconsolidated) basis.

	Consolidated		Corporate
AS AT MAR. 31, 2015 AND DEC. 31, 2014 (MILLIONS)	2015	2014	2015	2014

Financial assets

Government bonds	$135	$97	$112	$61

Corporate bonds and other	1,416	1,170	196	186

Preferred shares	635	626	16	17

Common shares and warrants	2,333	3,465	358	344

Loans receivable/deposits	1,197	927	158	47

Total financial assets	5,716	6,285	840	655

Cash and cash equivalents	2,643	3,160	464	542

	$8,359	$9,445	$1,304	$1,197

Consolidated Cash and Financial Assets

Consolidated cash and financial assets includes financial assets which are held by wholly owned and partially owned entities throughout our operations and include both publicly traded investments as well as investments in private entities. Our consolidated cash and financial assets include investments that are allocated to certain of our business operating segments. Consolidated common share investments decreased during the quarter as BPY’s common share investment in Canary Wharf, carried at $1.3 billion at year end is now included within equity accounted investments following our acquisition of an additional 28% interest in Canary Wharf.

Corporate Cash and Financial Assets

We maintain a corporate portfolio of financial assets with the objective of generating favourable investment returns and providing additional liquidity.

Government and corporate bonds include short duration securities for liquidity purposes and longer dated securities that match $97 million of insurance liabilities that are included in net working capital within our corporate segment.

Loans receivable exclude $504 million drawn on our $1.0 billion facility with BPY, which is included as a receivable within net working capital in our corporate activities segment.

In addition to the carrying values of financial assets, we hold credit default swaps under which we have purchased protection against increases in credit spreads on debt securities with a notional value of $800 million (2014 – $800 million). The carrying value of these derivative instruments reflected in our financial statements at March 31, 2015 was a liability of $8 million (2014 – $9 million).

Corporate Borrowings

Corporate borrowings at March 31, 2015 included term debt of $3.7 billion (December 31, 2014 – $3.5 billion) and $924 million (December 31, 2014 – $574 million) of commercial paper and bank borrowings pursuant to, or backed by, $2.0 billion of committed revolving term credit facilities of which $1.7 billion have a four-year term and the remaining $300 million have a two-year term. As at March 31, 2015, approximately $132 million (December 31, 2014 – $137 million) of the facilities were utilized for letters of credit.

Term debt consists of public bonds, all of which are fixed rate and have maturities ranging from September 2016 until 2035. These financings provide an important source of long-term capital and an appropriate match to our long-term asset profile.

Our corporate term debt have an average term of nine years (December 31, 2014 – nine years). The average interest rate on our corporate borrowings was 4.2% at March 31, 2015 (December 31, 2014 – 4.6%).

Q1 2015 INTERIM REPORT	37

Property-Specific Borrowings

As part of our financing strategy, the majority of our debt capital is in the form of property-specific mortgages and project financings, denominated in local currencies that have recourse only to the assets being financed and have no recourse to the Corporation.

	Average Term		Consolidated
AS AT MAR. 31, 2015 AND DEC. 31, 2014 ($ MILLIONS)	2015	2014	2015	2014

Property	4	5	$25,094	$25,543

Renewable energy	10	10	6,023	5,991

Infrastructure	10	10	6,230	6,520

Residential development	2	1	1,364	1,531

Private equity	3	3	793	752

Corporate	1	1	20	27

Total	6	6	$39,524	$40,364

The decrease in property-specific borrowings of $0.8 billion during the first quarter of 2015 is due to a $1.3 billion reduction in the U.S. dollar value of non-U.S. dollar debt partially offset by financings associated with acquisitions. Borrowings are generally denominated in the same currencies as the assets they finance and therefore the overall increase in the value of the U.S. dollar during the period resulted in our non-U.S. dollar denominated borrowings decreasing in value.

Subsidiary Borrowings

We endeavour to capitalize our principal subsidiary entities to enable continuous access to the debt capital markets, usually on an investment-grade basis, thereby reducing the demand for capital from the Corporation and sharing the cost of financing equally among other equity holders in partially owned subsidiaries.

	Average Term		Consolidated
AS AT MAR. 31, 2015 AND DEC. 31, 2014 ($ MILLIONS)	2015	2014	2015	2014

Subsidiary borrowings

Property	2	2	$3,603	$4,025

Renewable energy	7	6	1,811	1,687

Infrastructure	5	4	1,354	719

Residential development	6	7	1,207	1,076

Private equity and other	2	2	1,234	822

Total	4	4	$9,209	$8,329

Subsidiary borrowings generally have no recourse to the company. Subsidiary borrowings increased by $0.9 billion due to note issuances at BIP and BREP during the quarter. BIP also partially funded its acquisition its communications infrastructure investment using subsidiary borrowings. These increases were offset by a $250 million reduction in the value of non-U.S. dollar borrowings.

Subsidiary Equity Obligations

AS AT MAR. 31, 2015 AND DEC. 31, 2014 ($ MILLIONS)	2015	2014

Limited life funds and redeemable fund units	$1,342	$1,423

Subsidiary preferred shares	543	583

Subsidiary preferred equity units	1,540	1,535

	$3,425	$3,541

Limited Life Funds and Redeemable Fund Units

Limited life funds and redeemable fund units decreased by $81 million to due to reduced fund unit valuations, primarily due to foreign currency translation rates.

38	BROOKFIELD ASSET MANAGEMENT

Subsidiary Preferred Equity Units

BPY issued $1,800 million of exchangeable preferred equity units in 2014 in three $600 million tranches redeemable in 2021, 2024 and 2026, respectively. The preferred equity units are exchangeable into equity units of BPY at $25.70 per unit, at the option of the holder, at any time up to and including the maturity date. BPY may redeem the preferred equity units after specified periods if the BPY equity unit price exceeds predetermined amounts. At maturity, the preferred equity units will be converted into BPY equity units at the lower of $25.70 or the then market price of a BPY equity unit. The preferred equity units represent compound financial instruments and the value of the liability is carried at $1,540 million. The Corporation is required under certain circumstances to purchase the preferred equity units at their redemption value in equal amounts in 2021 and 2024 and may be required to purchase the 2026 tranche.

Preferred Equity

Preferred equity is comprised of perpetual preferred shares and represents permanent non-participating equity that provides leverage to our common equity. The shares are categorized by their principal characteristics in the following table:

	Average Rate
AS AT MAR. 31, 2015 AND DEC. 31, 2014 (MILLIONS)	2015	2014	2015	2014
Floating rate	1.98%	2.11%	$480	$480

Fixed rate	4.82%	4.82%	753	753

Fixed rate-reset	4.59%	4.59%	2,316	2,316

	4.29%	4.31%	$3,549	$3,549

Fixed rate-reset preferred shares are issued with an initial fixed rate coupon that is reset after an initial period, typically between five and seven years, at a pre-determined spread over the Canadian five-year government bond yield. The average reset spread as at March 31, 2015 was 255 basis points.

Non-controlling Interests

Non-controlling interests in our consolidated results primarily consist of co-investors interests in Brookfield Property Partners, Brookfield Renewable Energy Partners and Brookfield Infrastructure Partners, and their consolidated entities as well as other participating interests in our consolidated listed and unlisted investments as follows:

AS AT MAR. 31, 2015 AND DEC. 31, 2014 (MILLIONS)	2015	2014
Brookfield Property Partners L.P.	$14,475	$14,618

Brookfield Renewable Energy Partners L.P.	5,077	5,075

Brookfield Infrastructure Partners L.P.	4,730	4,932

Other participating interests

Private equity operations	1,439	1,359

Residential development operations	129	602

Other	3,510	2,959

	$29,360	$29,545

Non-controlling interests at our residential development operations decreased following the privatization of our North American land development company.

Q1 2015 INTERIM REPORT	39

Common Equity

Issued and Outstanding Shares

Changes in the number of issued and outstanding Class A common shares (“Class A shares”) during the periods are as follows:

FOR THE THREE MONTHS ENDED MAR. 31 (MILLIONS)	2015[1]	2014[1]
Outstanding at beginning of period	928.2	923.2

Issued (repurchased)

Repurchases	(4.2)	(1.9)

Long-term share ownership plans[2]	3.0	2.1

Dividend reinvestment plan	0.1	0.1

Outstanding at end of period	927.1	923.5

Unexercised options[3]	56.1	57.0

Total diluted shares at end of period	983.2	980.5

1.	Adjusted to reflect three-for-two stock split effective May 12, 2015
2.	Includes management share option plan and restricted stock plan
3.	Includes management share option plan and escrowed stock plan

We purchased 4.2 million Class A shares during the first quarter of 2015 for $153 million in respect of long-term share employee ownership programs.

The company holds 20.2 million Class A shares (December 31, 2014 – 16.2 million) purchased in consolidated entities in respect of long-term share ownership programs and which have been deducted from the total amount of shares outstanding at the date acquired. Included in diluted shares outstanding are 5.0 million (December 31, 2014 – 4.3 million) shares issuable in respect of these plans based on the market value of the Class A shares at March 31, 2015 and December 31, 2014, resulting in a net reduction of 15.2 million (December 31, 2014 – 11.9 million) diluted shares outstanding.

The cash value of unexercised options is $998 million (December 31, 2014 – $906 million) based on the proceeds that would be received on exercise of the options.

In April 2015, the company completed the issuance of 30.8 million Class A shares at a net price of $35.84 per Class A share, under a public offering and concurrently completed a private placement of 2.1 million Class A shares at the same price. The aggregate gross proceeds from these issuances total approximately $1.225 billion.

On May 12, 2015, the company completed a three-for-two stock split by way of a stock dividend of one-half of a Class A share for each Class A and Class B share outstanding resulting in the issuance of 320 million Class A shares.

As of May 13, 2015, the Corporation had outstanding 959,924,295 Class A shares and 85,120 Class B shares.

Basic and Diluted Earnings Per Share

The components of basic and diluted earnings per share are summarized in the following table:

FOR THE THREE MONTHS ENDED MAR. 31 (MILLIONS)	2015	2014
Net income	$729	$541

Preferred share dividends	(34)	(38)

	695	503

Capital securities dividends[1]	—	2

Net income available for shareholders	$695	$505

FOR THE THREE MONTHS ENDED MAR. 31 (MILLIONS)	2015[2]	2014[2]

Weighted average shares	928.0	923.1

Dilutive effect of the conversion of options and escrowed shares using treasury stock method[3]	29.0	19.2

Dilutive effect of the conversion of capital securities[1,2,4]	—	7.1

Shares and share equivalents	957.0	949.4

1.	he Series 12 shares were redeemed on April 6, 2014
2.	Adjusted to reflect three-for-two stock split on May 12, 2015
3.	Includes Management Share Option Plan and Escrowed Stock Plan
4.	The number of shares is based on 95% of the quoted market price at period end

40	BROOKFIELD ASSET MANAGEMENT

LIQUIDITY

Overview

As an asset manager, most of our investment transactions and funding activities occur within our private funds and listed partnerships. We structure these entities so that they are self-funding, preferably on an investment grade basis, and in almost all circumstances do not rely on financial support from the company other than pre-determined equity commitments such as our share of capital commitments to private funds.

Our principal sources of short-term liquidity are corporate cash and financial assets together with undrawn committed credit facilities, which we refer to collectively as core liquidity. As at March 31, 2015, core liquidity at the corporate level was $1.8 billion, consisting of $0.9 billion in net cash and financial assets and $0.9 billion in undrawn credit facilities. Aggregate core liquidity includes the core liquidity of our principal subsidiaries, which consist for these purposes of BPY, BREP and BIP, and was $3.0 billion at the end of the period. The majority of the underlying assets and businesses in these asset classes are funded by these entities, and they will continue to fund our ongoing investments in these areas and, accordingly, we include the resources of these entities in assessing our liquidity. We continue to maintain elevated liquidity levels because we continue to pursue a number of attractive investment opportunities. Uninvested capital in our private funds totalled $5.8 billion at March 31, 2015.

The following table presents core liquidity and undrawn capital commitments on a corporate and consolidated basis:

AS AT MAR. 31, 2015 AND DEC. 31, 2014 (MILLIONS)	Corporate		Principal Subsidiaries		Total
	2015	2014	2015	2014	2015	2013
Cash and financial assets, net	$919	$897	$642	$2,340	$1,561	$3,237

Undrawn committed credit facilities	909	1,254	2,331	2,425	3,240	3,679

	$1,828	$2,151	$2,973	$4,765	$4,801	$6,916

We hold much of the capital invested by the Corporation in the form of listed equity securities which provides us with an important source of liquidity and ongoing cash distributions. The following table shows the quoted market value of company’s listed securities and annualized cash distributions, excluding our cash and financial asset portfolio.

AS AT MAR. 31, 2015 (MILLIONS, EXCEPT PER UNIT INFORMATION)	Units	Distributions Per Unit[1]	Quoted Value[2]	Distributions (Annualized)
Brookfield Property Partners	482.8	$1.06	$12,958[3]	$588[3]

Brookfield Renewable Energy Partners	172.3	1.66	5,441	286

Brookfield Infrastructure Partners	59.9	2.12	2,728	127

Norbord	34.9	0.80	737	28

Acadian Timber Corp.	7.5	0.73	107	5

			$21,971	$1,034

1.	Based on current distribution policies
2.	Quoted value using March 31, 2015 public pricing
3.	Quoted value includes $1,250 million of preferred shares and distributions includes $76 million of preferred distributions

Q1 2015 INTERIM REPORT	41

REVIEW OF CONSOLIDATED STATEMENTS OF CASH FLOWS

The following table summarizes the consolidated statements of cash flows within our consolidated financial statements:

FOR THE THREE MONTHS ENDED MAR. 31 (MILLIONS)	2015	2014

Operating activities	$449	$198

Financing activities	1,769	1,653

Investing activities	(2,603)	(1,965)

Decrease in cash and cash equivalents	$(385)	$(114)

This statement reflects activities within our consolidated operations and therefore excludes activities within non-consolidated entities such as our equity accounted investment in GGP.

Operating Activities

Cash flow from operating activities totalled $449 million in the first quarter of 2015, $251 million higher than in 2014. These cash flows consist of net income, including the amount attributable to co-investors, less non-cash items such as undistributed equity accounted income, fair value changes, depreciation and deferred income taxes, and is adjusted for changes in non-cash working capital. We also deduct “other income and gains” from net income, as the proceeds of these items are included within financing or investing activities. Cash flow from operating activities includes the net amount invested or recovered through the ongoing investment in, and subsequent sale of, residential land, houses and condominiums, which represented an outflow of $94 million for 2015 (2014 – $81 million). Cash flow prior to non-cash working capital and residential inventory was $742 million during the first quarter of 2015 which was largely consistent with 2014.

Financing Activities

The company generated $1.8 billion of cash flows from financing activities compared to $1.7 billion in the prior quarter. We issued $500 million of medium term notes in the first quarter and raised $385 million of short-term borrowings, the proceeds of which were used to fund investment activities including the privatization of our North American residential operations. Our subsidiaries raised $3.8 billion (2014 – $3.5 billion) of property-specific and subsidiary borrowings, refinancing $2.6 billion (2014 – $2.2 billion) of existing debt. We raised $1.8 billion of capital from our institutional private fund partners and other shareholders (2014 – $1.6 billion) to fund their portion of acquisitions. We distributed and repaid $1.8 billion to private fund and other investors, compared with the $1.9 billion in distributions and repayments in the prior quarter. Payments in 2015 include the $846 million paid to privatize our North American residential development business, while the prior quarter includes the $1.3 billion cash portion of the privatization of our office property subsidiary. We also repurchased $177 million in common shares to fund long-term incentive plans.

Investing Activities

During the first quarter of 2015 we invested $3.9 billion and generated proceeds of $1.3 billion from dispositions for net cash deployed in investing activities of $2.6 billion. This compares to net cash investments of $2.0 billion in the first quarter of 2014. We invested capital to develop investment properties and PP&E throughout our portfolio. We paid $1.6 billion to acquire our additional 28% investment in Canary Wharf, which is equity accounted for. BPY raised $1.8 billion of equity units in December 2014 to fund the acquisition, the proceeds of which were reserved within restricted cash until the completion of the transaction in quarter. Equity accounted investments also include $1.1 billion invested in communications infrastructure in France. We acquired $1.3 billion of consolidated subsidiaries which includes investing $450 million in a natural gas production operation, $528 million in renewable energy generation assets and $200 million for the remaining portion of a previously 50%-owned real estate solutions business. Dispositions included approximately $300 million in office properties. We also recycled capital within our financial assets, resulting in net capital invested of $45 million. Investing activities in the prior quarter include capital deployed in our private funds and our public securities portfolios and includes approximately $1.6 billion in real estate assets and investments in our property operations, $571 million in renewable generation assets and investments, and $585 million in financial assets in our other operations which includes the investments of consolidated public securities funds.

42	BROOKFIELD ASSET MANAGEMENT

PART 5 – ADDITIONAL INFORMATION

ACCOUNTING POLICIES AND INTERNAL CONTROLS

Accounting Policies and Critical Judgments and Estimates

The preparation of financial statements requires management to select appropriate accounting policies and to make judgments and estimates that affect the carried amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual amounts could differ from those estimates.

In making critical judgments and estimates, management relies on external information and observable conditions, where possible, supplemented by internal analysis as required. These estimates have been applied in a manner consistent with that in the prior year and there are no known trends, commitments, events or uncertainties that we believe will materially affect the methodology or assumptions utilized in this report. The estimates are impacted by, among other things, movements in interest rates and other factors, some of which are highly uncertain.

For further reference on accounting policies and critical judgments and estimates, see our significant accounting policies contained in Note 2 to the December 31, 2014 consolidated financial statements.

Future Changes in Accounting Standards

Property, Plant, and Equipment and Intangible Assets

IAS 16 Property, Plant, and Equipment (“IAS 16”) and IAS 38 Intangible Assets (“IAS 38”) were both amended by the IASB as a result of clarifying the appropriate amortization method for intangible assets of service concession arrangements under IFRIC 12 Service Concession Arrangements (“SCA’s”). The IASB determined that the issue does not only relate to SCA’s but all tangible and intangible assets that have finite useful lives. Amendments to IAS 16 prohibit entities from using a revenue-based depreciation method for items of property, plant, and equipment. Similarly, the amendment to IAS 38 introduces a rebuttable presumption that revenue is not an appropriate basis for amortization of an intangible asset, with only limited circumstances where the presumption can be rebutted. Guidance is also introduced to explain that expected future reductions in selling prices could be indicative of a reduction of the future economic benefits embodied in an asset. The amendments apply prospectively and are effective for annual periods beginning on or after January 1, 2016, with earlier application permitted. The company has not yet determined the impact of the amendments to IAS 16 or IAS 38 on its consolidated financial statements.

Revenue from Contracts with Customers

IFRS 15, Revenue from Contracts with Customers (“IFRS 15”) specifies how and when revenue should be recognized as well as requiring more informative and relevant disclosures. This standard supersedes IAS 18 Revenue, IAS 11 Construction Contracts and a number of revenue-related interpretations. Application of the Standard is mandatory and it applies to nearly all contracts with customers: the main exceptions are leases, financial instruments and insurance contracts. The IASB has tentatively deferred mandatory adoption of IFRS 15 until periods beginning on or after January 1, 2018 with early application permitted. The company has not yet determined the impact of IFRS 15 on its consolidated financial statements.

Financial Instruments

In July 2014, the IASB issued the final publication of IFRS 9, Financial Instruments (“IFRS 9”), superseding IAS 39, Financial Instruments. IFRS 9 establishes principles for the financial reporting of financial assets and financial liabilities that will present relevant and useful information to users of financial statements for their assessment of the amounts, timing and uncertainty of an entity’s future cash flows. This new standard also includes a new general hedge accounting standard which will align hedge accounting more closely with risk management. It does not fully change the types of hedging relationships or the requirement to measure and recognize ineffectiveness, however, it will provide more hedging strategies that are used for risk management to qualify for hedge accounting and introduce more judgment to assess the effectiveness of a hedging relationship. The standard has a mandatorily effective date for annual periods beginning on or after January 1, 2018 with early adoption permitted. The company has not yet determined the impact of IFRS 9 on its consolidated financial statements.

Q1 2015 INTERIM REPORT	43

MANAGEMENT REPRESENTATIONS AND INTERNAL CONTROLS

Internal Control Over Financial Reporting

No changes were made in our internal control over financial reporting during the quarter ended March 31, 2015, that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Declarations Under the Dutch Act of Financial Supervision

The members of the Corporate Executive Board, as defined in the Dutch Act of Financial Supervision (“Dutch Act”), as required by section 5:25d, paragraph 2, under c of the Dutch Act confirm that to the best of their knowledge:

•

The consolidated financial statements included in this interim report give a true and fair view of the assets, liabilities, financial position, and profit or loss of the company and the undertakings included in the consolidation taken as whole; and

•

The management’s discussion and analysis included in this interim report includes a fair review of the information required under section 5:25d, paragraph 8 and, as far as applicable, paragraph 9 of the Dutch Act regarding the company and the undertakings included in the consolidation taken as whole.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS AND INFORMATION

Note: This Report to Shareholders contains “forward-looking information” within the meaning of Canadian provincial securities laws and “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, Section 21E of the U.S. Securities Exchange Act of 1934, as amended, “safe harbour” provisions of the United States Private Securities Litigation Reform Act of 1995 and in any applicable Canadian securities regulations. Forward-looking statements include statements that are predictive in nature, depend upon or refer to future events or conditions, include statements regarding the operations, business, financial condition, expected financial results, performance, prospects, opportunities, priorities, targets, goals, ongoing objectives, strategies and outlook of the company and its subsidiaries, as well as the outlook for North American and international economies for the current fiscal year and subsequent periods, and include words such as “expects,” “anticipates,” “plans,” “believes,” “estimates,” “seeks,” “intends,” “targets,” “projects,” “forecasts” or negative versions thereof and other similar expressions, or future or conditional verbs such as “may,” “will,” “should,” “would” and “could.”

Although we believe that our anticipated future results, performance or achievements expressed or implied by the forward-looking statements and information are based upon reasonable assumptions and expectations, the reader should not place undue reliance on forward-looking statements and information because they involve known and unknown risks, uncertainties and other factors, many of which are beyond our control, which may cause the actual results, performance or achievements of the company to differ materially from anticipated future results, performance or achievement expressed or implied by such forward-looking statements and information.

Factors that could cause actual results to differ materially from those contemplated or implied by forward-looking statements include, but are not limited to: the impact or unanticipated impact of general economic, political and market factors in the countries in which we do business; the behavior of financial markets, including fluctuations in interest and foreign exchange rates; global equity and capital markets and the availability of equity and debt financing and refinancing within these markets; strategic actions including dispositions; the ability to complete and effectively integrate acquisitions into existing operations and the ability to attain expected benefits; changes in accounting policies and methods used to report financial condition (including uncertainties associated with critical accounting assumptions and estimates); the effect of applying future accounting changes; business competition; operational and reputational risks; technological change; changes in government regulation and legislation within the countries in which we operate; changes in tax laws, catastrophic events, such as earthquakes and hurricanes; the possible impact of international conflicts and other developments including terrorist acts; and other risks and factors detailed from time to time in our documents filed with the securities regulators in Canada and the United States.

We caution that the foregoing list of important factors that may affect future results is not exhaustive. When relying on our forward-looking statements, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Except as required by law, the company undertakes no obligation to publicly update or revise any forward-looking statements or information, whether written or oral, that may be as a result of new information, future events or otherwise.

44	BROOKFIELD ASSET MANAGEMENT

CONSOLIDATED FINANCIAL STATEMENTS

CONSOLIDATED BALANCE SHEETS

(UNAUDITED) (MILLIONS)	Note	Mar. 31, 2015	Dec. 31, 2014

Assets

Cash and cash equivalents		$2,643	$3,160

Other financial assets	5, 6	5,716	6,285

Accounts receivable and other	6	6,786	8,399

Inventory	6	5,316	5,620

Assets classified as held for sale	7	3,069	2,807

Equity accounted investments		18,497	14,916

Investment properties		45,547	46,083

Property, plant and equipment	8	34,174	34,617

Sustainable resources		396	446

Intangible assets		4,299	4,327

Goodwill		1,480	1,406

Deferred income tax assets		1,369	1,414

Total Assets		$129,292	$129,480

Liabilities and Equity

Accounts payable and other	6	$10,562	$10,408

Liabilities associated with assets classified as held for sale	7	1,438	1,419

Corporate borrowings		4,668	4,075

Non-recourse borrowings

Property-specific mortgages	6	39,524	40,364

Subsidiary borrowings	6	9,209	8,329

Deferred income tax liabilities		8,117	8,097

Subsidiary equity obligations		3,425	3,541

Equity

Preferred equity		3,549	3,549

Non-controlling interests		29,360	29,545

Common equity	9	19,440	20,153

Total equity		52,349	53,247

Total Liabilities and Equity		$129,292	$129,480

Q1 2015 INTERIM REPORT	45

CONSOLIDATED STATEMENTS OF OPERATIONS

(UNAUDITED) FOR THE THREE MONTHS ENDED MAR. 31 (MILLIONS, EXCEPT PER SHARE AMOUNTS)	Note	2015	2014

Revenues		$4,396	$4,338

Direct costs		(3,006)	(2,990)

Other income and gains		—	35

Equity accounted income		267	274

Expenses

Interest		(701)	(626)

Corporate costs		(29)	(33)

Fair value changes	10	1,113	715

Depreciation and amortization		(401)	(376)

Income taxes		(201)	(494)

Net income		$1,438	$843

Net income attributable to:

Shareholders		$729	$541

Non-controlling interests		709	302

		$1,438	$843

Net income per share:

Diluted	9	$0.73	$0.53

Basic	9	$0.75	$0.54

46	BROOKFIELD ASSET MANAGEMENT

CONSOLIDATED STATEMENTS OF COMPREHENSIVE (LOSS) INCOME

(UNAUDITED) FOR THE THREE MONTHS ENDED MAR. 31 (MILLIONS)	2015	2014

Net income	$1,438	$843

Other comprehensive income (loss)

Items that may be reclassified to net income

Financial contracts and power sale agreements	(106)	(103)

Available-for-sale securities	(74)	26

Equity accounted investments	5	(49)

Foreign currency translation	(1,751)	123

Income taxes	(42)	50

	(1,968)	47

Items that will not be reclassified to net income

Revaluations of property, plant and equipment	10	7

Revaluation of pension obligations	1	(3)

Equity accounted investments	—	1

Income taxes	(3)	1

	8	6

Other comprehensive (loss) income	(1,960)	53

Comprehensive (loss) income	$(522)	$896

Attributable to:

Shareholders

Net income	$729	$541

Other comprehensive (loss) income	(756)	92

Comprehensive (loss) income	$(27)	$633

Non-controlling interests

Net income	$709	$302

Other comprehensive loss	(1,204)	(39)

Comprehensive (loss) income	$(495)	$263

Q1 2015 INTERIM REPORT	47

    CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

					Accumulated Other Comprehensive Income
(UNAUDITED) FOR THE THREE MONTHS ENDED MAR. 31, 2015 (MILLIONS)	Common Share Capital	Contributed Surplus	Retained Earnings	Ownership Changes[1]	Revaluation Surplus	Currency Translation	Other Reserves[2]	Common Equity	Preferred Equity	Non- controlling Interests	Total Equity

Balance as at December 31, 2014	$3,031	$185	$9,702	$1,979	$6,133	$(441)	$(436)	$20,153	$3,549	$29,545	$53,247

Changes in period

Net income	—	—	729	—	—	—	—	729	—	709	1,438

Other comprehensive loss	—	—	—	—	7	(698)	(65)	(756)	—	(1,204)	(1,960)

Comprehensive loss	—	—	729	—	7	(698)	(65)	(27)	—	(495)	(522)

Shareholder distributions

Common equity	—	—	(105)	—	—	—	—	(105)	—	—	(105)

Preferred equity	—	—	(34)	—	—	—	—	(34)	—	—	(34)

Non-controlling interests	—	—	—	—	—	—	—	—	—	(327)	(327)

Other items

Equity issuances, net of redemptions	40	(10)	(169)	—	—	—	—	(139)	—	326	187

Share-based compensation	—	14	(2)	—	—	—	—	12	—	25	37

Ownership changes	—	—	—	(389)	—	(30)	(1)	(420)	—	286	(134)

Total change in period	40	4	419	(389)	7	(728)	(66)	(713)	—	(185)	(898)

Balance as at March 31, 2015	$3,071	$189	$10,121	$1,590	$6,140	$(1,169)	$(502)	$19,440	$3,549	$29,360	$52,349

1.	Includes gains or losses on changes in ownership interests of consolidated subsidiaries
2.	Includes available-for-sale securities, cash flow hedges, actuarial changes on pension plans and equity accounted other comprehensive income, net of associated income taxes

					Accumulated Other Comprehensive Income
(UNAUDITED) FOR THE THREE MONTHS ENDED MAR. 31, 2014 (MILLIONS)	Common Share Capital	Contributed Surplus	Retained Earnings	Ownership Changes[1]	Revaluation Surplus	Currency Translation	Other Reserves[2]	Common Equity	Preferred Equity	Non- controlling Interests	Total Equity

Balance as at December 31, 2013	$2,899	$159	$7,159	$2,354	$5,165	$190	$(145)	$17,781	$3,098	$26,647	$47,526

Changes in period

Net income	—	—	541	—	—	—	—	541	—	302	843

Other comprehensive income/(loss)	—	—	—	—	—	137	(45)	92	—	(39)	53

Comprehensive income	—	—	541	—	—	137	(45)	633	—	263	896

Shareholder distributions

Common equity	—	—	(92)	—	—	—	—	(92)	—	—	(92)

Preferred equity	—	—	(38)	—	—	—	—	(38)	—	—	(38)

Non-controlling interests	—	—	—	—	—	—	—	—	—	(386)	(386)

Other items

Equity issuances, net of redemptions	23	—	(50)	—	—	—	—	(27)	181	60	214

Share-based compensation	—	13	(2)	—	—	—	—	11	—	5	16

Ownership changes	—	—	51	(362)	(34)	6	(82)	(421)	—	(761)	(1,182)

Total change in period	23	13	410	(362)	(34)	143	(127)	66	181	(819)	(572)

Balance as at March 31, 2014	$2,922	$172	$7,569	$1,992	$5,131	$333	$(272)	$17,847	$3,279	$25,828	$46,954

1.	Includes gains or losses on changes in ownership interests of consolidated subsidiaries
2.	Includes available-for-sale securities, cash flow hedges, actuarial changes on pension plans and equity accounted other comprehensive income, net of associated income taxes

48	BROOKFIELD ASSET MANAGEMENT

CONSOLIDATED STATEMENTS OF CASH FLOWS

(UNAUDITED) FOR THE THREE MONTHS ENDED MAR. 31 (MILLIONS)	2015	2014

Operating activities
Net income	$1,438	$843
Gains and other income	—	(35)
Share of undistributed equity accounted earnings	(151)	(203)
Fair value changes	(1,113)	(715)
Depreciation and amortization	401	376
Deferred income taxes	167	457
Investments in residential inventory	(94)	(81)
Net change in non-cash working capital balances	(199)	(444)

	449	198

Financing activities
Corporate borrowings issued	496	454
Commercial paper and bank borrowings, net	385	77
Property-specific mortgages issued	1,084	1,307
Property-specific mortgages repaid	(1,064)	(1,175)
Other debt of subsidiaries issued	2,716	2,236
Other debt of subsidiaries repaid	(1,582)	(990)
Capital provided by interests of others in consolidated funds	12	71
Capital repaid to interests of others in consolidated funds	(5)	(23)
Capital provided from non-controlling interests	1,764	1,543
Capital paid to non-controlling interests	(1,438)	(1,483)
Preferred equity issuances	—	175
Common shares issued	44	30
Common shares repurchased	(177)	(53)
Distributions to non-controlling interests	(327)	(386)
Distributions to shareholders	(139)	(130)

	1,769	1,653

Investing activities
Acquisitions
Investment properties	(803)	(733)
Property, plant and equipment	(199)	(238)
Equity accounted investments	(2,705)	(183)
Other financial assets	(712)	(1,606)
Acquisition of subsidiaries	(1,250)	(796)
Dispositions
Investment properties	550	745
Property, plant and equipment	17	213
Equity accounted investments	17	141
Other financial assets	667	482
Disposition of subsidiaries	60	99
Restricted cash and deposits	1,755	(89)

	(2,603)	(1,965)

Cash and cash equivalents
Change in cash and cash equivalents	(385)	(114)
Foreign exchange revaluation	(132)	6
Balance, beginning of period	3,160	3,663

Balance, end of period	$2,643	$3,555

Q1 2015 INTERIM REPORT	49

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1.	CORPORATE INFORMATION

Brookfield Asset Management Inc. (“Brookfield” or the “company”) is a global alternative asset management company. The company owns and operates assets with a focus on property, renewable energy, infrastructure and private equity. The company is listed on the New York, Toronto and Euronext stock exchanges under the symbols BAM, BAM.A and BAMA, respectively. The company was formed by articles of amalgamation under the Business Corporations Act (Ontario) and is registered in Ontario, Canada. The registered office of the company is Brookfield Place, 181 Bay Street, Suite 300, Toronto, Ontario, M5J 2T3.

2.	SIGNIFICANT ACCOUNTING POLICIES

a)	Statement of Compliance

The condensed interim consolidated financial statements have been prepared in accordance with International Accounting

Standard (“IAS”) 34, Interim Financial Reporting on a basis consistent with the accounting policies disclosed in the audited consolidated financial statements for the fiscal year ended December 31, 2014.

The interim financial statements should be read in conjunction with the most recently issued Annual Report of the company which includes information necessary or useful to understanding the company’s businesses and financial statement presentation. In particular, the company’s significant accounting policies were presented as Note 2 to the Consolidated Financial Statements for the fiscal year ended December 31, 2014 included in that report.

The interim consolidated financial statements are unaudited and reflect any adjustments (consisting of normal recurring adjustments) that are, in the opinion of management, necessary to a fair statement of results for the interim periods in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

The results reported in these interim consolidated financial statements should not be regarded as necessarily indicative of results that may be expected for the entire year. Certain comparative figures have been reclassified to conform to the current period’s presentation.

The consolidated interim financial statements were authorized for issuance by the Board of Directors of the company for issuance on May 5, 2015.

b)	Future Changes in Accounting Standards

Property, Plant, and Equipment and Intangible Assets

IAS 16 Property, Plant, and Equipment (“IAS 16”) and IAS 38 Intangible Assets (“IAS 38”) were both amended by the IASB as a result of clarifying the appropriate amortization method for intangible assets of service concession arrangements under IFRIC 12 Service Concession Arrangements (“SCA’s”). The IASB determined that the issue does not only relate to SCA’s but all tangible and intangible assets that have finite useful lives. Amendments to IAS 16 prohibit entities from using a revenue-based depreciation method for items of property, plant, and equipment. Similarly, the amendment to IAS 38 introduces a rebuttable presumption that revenue is not an appropriate basis for amortization of an intangible asset, with only limited circumstances where the presumption can be rebutted. Guidance is also introduced to explain that expected future reductions in selling prices could be indicative of a reduction of the future economic benefits embodied in an asset. The amendments apply prospectively and are effective for annual periods beginning on or after January 1, 2016, with earlier application permitted. The company has not yet determined the impact of the amendments to IAS 16 or IAS 38 on its consolidated financial statements.

Revenue from Contracts with Customers

IFRS 15, Revenue from Contracts with Customers (“IFRS 15”) specifies how and when revenue should be recognized as well as requiring more informative and relevant disclosures. This standard supersedes IAS 18 Revenue, IAS 11 Construction Contracts and a number of revenue-related interpretations. Application of the Standard is mandatory and it applies to nearly all contracts with customers: the main exceptions are leases, financial instruments and insurance contracts. The IASB has tentatively deferred mandatory adoption of IFRS 15 until periods beginning on or after January 1, 2018 with early application permitted. The company has not yet determined the impact of IFRS 15 on its consolidated financial statements.

Financial Instruments

In July 2014, the IASB issued the final publication of IFRS 9, Financial Instruments (“IFRS 9”), superseding IAS 39, Financial Instruments. IFRS 9 establishes principles for the financial reporting of financial assets and financial liabilities that will present relevant and useful information to users of financial statements for their assessment of the amounts, timing and uncertainty of an entity’s future cash flows. This new standard also includes a new general hedge accounting standard which will align hedge accounting more closely with risk management. It does not fully change the types of hedging relationships or the requirement to measure and recognize ineffectiveness, however, it will provide more hedging strategies that are used for risk management to qualify for hedge accounting and introduce more judgment to assess the effectiveness of a hedging relationship. The standard has a mandatorily effective date for annual periods beginning on or after January 1, 2018 with early adoption permitted. The company has not yet determined the impact of IFRS 9 on its consolidated financial statements.

50	BROOKFIELD ASSET MANAGEMENT

3.	SEGMENTED INFORMATION

a)	Operating Segments

Our operations are organized into eight operating segments which are regularly reported to our Chief Executive Officer (our Chief Operating Decision Maker). We measure performance primarily using the funds from operations generated by each operating segment and the amount of capital attributable to each segment.

Our operating segments are described below:

i.

Asset management operations consist of managing our listed partnerships, private funds and public markets on behalf of our clients and ourselves. We generate contractual base management fees for these activities and we also are entitled to earn performance fees, including incentive distributions, performance fees and carried interests. We also provide transaction and advisory services.

ii.	Property operations include the ownership, operation and development of office, retail, industrial, multifamily, hotel and other properties.

iii.	Renewable energy operations include the ownership, operation and development of hydroelectric, wind power and other generating facilities.

iv.	Infrastructure operations include the ownership, operation and development of utilities, transport, energy, timberland and agricultural operations.

v.

Private equity operations include the investments and operations overseen by our private equity group which include both direct investments and investments made by our private equity funds. Our private equity funds have a mandate to invest in a broad range of industries.

vi.	Residential development operations consist predominantly of homebuilding, condominium development and land development.

vii.

Service activities include construction management and contracting services, and property services operations which include global corporate relocation, facilities management and residential brokerage services.

viii.

Corporate activities include the investment of cash and financial assets, as well as the management of our corporate capitalization, including corporate borrowings, capital securities and preferred equity which fund a portion of the capital invested in our other operations. Certain corporate costs such as technology and operations are incurred on behalf of all of our operating segments and allocated to each operating segment based on an internal pricing framework.

b)	Basis of Measurement

i.	Funds from Operations

Funds from Operations (“FFO”) is the key measure of our financial performance. We define FFO as net income prior to fair value changes, depreciation and amortization, and deferred income taxes. FFO also includes gains or losses arising from transactions during the reporting period adjusted to include fair value changes and revaluation surplus recorded in prior periods net of taxes payable or receivable, as well as amounts that are recorded directly in equity, such as ownership changes, as opposed to net income because they result from a change in ownership of a consolidated entity (“realized disposition gains”). We include realized disposition gains in FFO because we consider the purchase and sale of assets to be a normal part of the company’s business. When determining FFO, we include our proportionate share of the FFO of equity accounted investments and exclude transaction costs incurred on business combinations.

We use FFO to assess operating results and our business. We do not use FFO as a measure of cash generated from our operations. We derive funds from operations for each segment and reconcile total operating segmented FFO to net income in Note 3(c)(v) of the consolidated financial statements.

Our definition of FFO may differ from the definition used by other organizations, as well as the definition of funds from operations used by the Real Property Association of Canada (“REALPAC”) and the National Association of Real Estate Investment Trusts, Inc. (“NAREIT”), in part because the NAREIT definition is based on U.S. generally accepted accounting principles, as opposed to IFRS. The key differences between our definition of FFO and the determination of funds from operations by REALPAC and/ or NAREIT, are that we include the following: realized disposition gains or losses that occur as normal part of our business and cash taxes payable on those gains, if any; foreign exchange gains or losses on monetary items not forming part of our net investment in foreign operations; and gains or losses on the sale of an investment in a foreign operation.

ii.	Segment Balance Sheet Information

The company uses common equity by operating segment as its measure of segment assets, because it is utilized by the company’s Chief Operating Decision Maker for capital allocation decisions.

Q1 2015 INTERIM REPORT	51

iii.	Segment Allocation and Measurement

Segment measures include amounts earned from consolidated entities that are eliminated on consolidation. The principal adjustment is to include asset management revenues charged to consolidated entities as revenues within the company’s asset management segment with the corresponding expense recorded as corporate costs within the relevant segment. These amounts are based on the in-place terms of the asset management contracts amongst the consolidated entities. Inter-segment revenues are made under terms that approximate market value.

The company allocates the costs of shared functions, which would otherwise be included within its corporate activities segment such as information technology and internal audit, pursuant to formal policies.

c)	Reportable Segment Measures

AS AT AND FOR THE
THREE MONTHS
ENDED MAR. 31, 2015	Asset		Renewable		Private	Residential	Service	Corporate	Total
(MILLIONS)	Management	Property	Energy	Infrastructure	Equity	Development	Activities	Activities	Segments	Notes

External revenues	$61	$1,277	$458	$537	$598	$492	$913	$60	$4,396

Inter-segment revenues	149	—	—	—	—	—	—	6	155	i

Segmented revenues	210	1,277	458	537	598	492	913	66	4,551

Equity accounted income	—	172	4	102	—	4	3	1	286	ii

Interest expense	—	(385)	(105)	(94)	(23)	(41)	(2)	(57)	(707)	iii

Current income taxes	—	(9)	(5)	(7)	2	(12)	(1)	(2)	(34)	iv

Funds from operations	110	283	81	57	17	2	43	(36)	557	v

Common equity	308	15,077	4,478	1,923	1,169	2,143	1,268	(6,926)	19,440

Equity accounted investments	—	13,596	256	4,261	—	325	4	55	18,497

Additions to non-current assets[1]	—	3,867	954	1,235	1,182	16	1	46	7,301

  1. Includes equity accounted investments, investment properties, property, plant and equipment, sustainable resources, intangible assets and goodwill

AS AT DEC. 31, 2014 AND
FOR THE THREE MONTHS
ENDED MAR. 31, 2014	Asset		Renewable		Private	Residential	Service	Corporate	Total
(MILLIONS)	Management	Property	Energy	Infrastructure	Equity	Development	Activities	Activities	Segments	Notes

External revenues	$42	$1,235	$540	$559	$614	$537	$784	$27	$4,338

Inter-segment revenues	144	—	—	—	—	—	—	—	144	i

Segmented revenues	186	1,235	540	559	614	537	784	27	4,482

Equity accounted income	—	128	7	97	15	6	6	1	260	ii

Interest expense	—	(297)	(101)	(92)	(18)	(56)	(3)	(59)	(626)	iii

Current income taxes	—	(11)	(9)	(7)	(3)	(3)	—	(4)	(37)	iv

Funds from operations	88	207	164	59	63	19	12	(120)	492	v

Common equity	323	14,877	4,882	2,097	1,050	2,080	1,220	(6,376)	20,153

Equity accounted investments	—	10,586	273	3,544	—	330	154	29	14,916

Additions to non-current assets[1]	—	1,293	624	481	46	47	—	—	2,491

  1. Includes equity accounted investments, investment properties, property, plant and equipment, sustainable resources, intangible assets and goodwill

i.	Inter-Segment Revenues

The adjustment to external revenues, when determining segmented revenues, consists of management fees earned from consolidated entities totalling $149 million (2014 – $144 million) and interest income on loans between consolidated entities totalling $6 million (2014 – $nil), which were eliminated on consolidation to arrive at the company’s consolidated revenues.

52	BROOKFIELD ASSET MANAGEMENT

ii.	Equity Accounted Income

The company defines equity accounted profit or loss to be the company’s share of FFO from its investments in associates (equity accounted investments), determined by applying the same methodology utilized in adjusting net income of consolidated entities. The following table reconciles equity accounted income on a segmented basis to the company’s Consolidated Statements of Operations.

FOR THE THREE MONTHS ENDED MAR. 31 (MILLIONS)	2015	2014
Segmented equity accounted income	$286	$260

Fair value changes and other non-FFO items	(19)	14

Equity accounted income	$267	$274

iii.	Interest Expense

The adjustment to interest expense consists of interest on loans between consolidated entities totalling $6 million (2014 – $nil) that is eliminated on consolidation, along with the associated revenue.

iv.	Current Income Taxes

Current income taxes are included in segmented FFO, but are aggregated with deferred income taxes in income tax expense on the company’s Consolidated Statements of Operations. The following table reconciles segment current tax expense to consolidated income taxes:

FOR THE THREE MONTHS ENDED MAR. 31 (MILLIONS)	2015	2014
Segment current tax expense	$(34)	$(37)

Deferred income tax	(167)	(457)

Income tax expense	$(201)	$(494)

v.	Reconciliation of FFO to Net Income

The following table reconciles total reportable segment FFO to net income:

FOR THE THREE MONTHS ENDED MAR. 31 (MILLIONS)	Note	2015	2014
Total reportable segment FFO		$557	$492

Realized disposition gains not recorded in net income	vi	(162)	(70)

Non-controlling interests in FFO		517	525

Financial statement components not included in FFO

Equity accounted fair value changes and other non-FFO items		(19)	14

Fair value changes		1,113	715

Depreciation and amortization		(401)	(376)

Deferred income taxes		(167)	(457)

Net income		$1,438	$843

vi.	Realized Disposition Gains

Realized disposition gains include gains and losses recorded in net income arising from transactions during the current period adjusted to include fair value changes and revaluation surplus recorded in prior periods. Realized disposition gains also include amounts that are recorded directly in equity as changes in ownership as opposed to net income because they result from a change in ownership of a consolidated entity.

During the period ended March 31, 2015, there were $162 million (2014 – $70 million) of realized disposition gains resulting from fair value changes and revaluation surplus recognized in prior periods. There were no realized disposition gains resulting from ownership changes in common equity in the current and prior year period.

Q1 2015 INTERIM REPORT	53

d)	Geographic Allocation

The company’s revenues by location of operations and consolidated assets by location of assets are as follows:

	2015		2014
AS AT MAR. 31, 2015 AND DEC. 31, 2014 AND FOR THE THREE MONTHS ENDED MAR. 31 (MILLIONS)	Revenues	Assets	Revenues	Assets

United States	$1,615	$66,157	$1,460	$67,125

Canada	752	19,597	817	19,487

Australia	741	12,453	781	12,747

Brazil	321	10,877	389	11,849

Europe	520	12,774	445	10,758

Other	447	7,434	446	7,514

	$4,396	$129,292	$4,338	$129,480

e)	Revenues Allocation

Total external revenues by product or service are as follows:

FOR THE THREE MONTHS ENDED MAR. 31 (MILLIONS)	2015	2014

Asset management	$61	$42

Property

Office properties	643	643

Retail properties	78	51

Industrial, multifamily, hotel and other	556	541

Renewable energy

Hydroelectric	353	274

Wind energy	100	174

Co-generation and other	5	92

Infrastructure

Utilities	208	231

Transport	164	178

Energy	97	81

Sustainable resources and other	68	69

Private equity	598	614

Residential development	492	537

Service activities	913	784

Corporate activities	60	27

	$4,396	$4,338

54	BROOKFIELD ASSET MANAGEMENT

4.	ACQUISITIONS OF CONSOLIDATED ENTITIES

The company accounts for business combinations using the acquisition method of accounting, pursuant to which the cost of acquiring a business is allocated to its identifiable tangible and intangible assets and liabilities on the basis of the estimated fair values at the date of acquisition.

The following table summarizes the balance sheet impact as a result of business combinations that occurred in the three months ended March 31, 2015:

(MILLIONS)	Renewable Energy	Private Equity and Other	Total

Cash and cash equivalents	$19	$27	$46

Accounts receivable and other	34	192	226

Inventory	—	73	73

Investment properties	—	65	65

Property, plant and equipment	917	765	1,682

Intangible assets	—	221	221

Goodwill	—	153	153

Deferred income tax assets	—	4	4

Total assets	970	1,427	2,397

Less:

Accounts payable and other	(37)	(215)	(252)

Non-recourse borrowings	(308)	(79)	(387)

Deferred income tax liabilities	(16)	(62)	(78)

Non-controlling interests[1]	(13)	—	(13)

	(374)	(356)	(730)

Net assets acquired	$596	$1,071	$1,667

Consideration[2]	$596	$ 707[3]	$1,303

1.	Includes non-controlling interests recognized on business combinations measured as the proportionate share of fair value of the assets and liabilities on the date of acquisition
2.	Total consideration, including amounts paid by non-controlling interests
3.	Excludes previously held $200 million equity accounted investment

In January 2015, a subsidiary of Brookfield completed the acquisition of a natural gas production operation for total consideration of $449 million. Total revenue and net income that would have been recorded if the transaction had occurred at the beginning of the year would have been $41 million and $20 million, respectively. The purchase price allocation has been completed on a preliminary basis.

In March 2015, a subsidiary of Brookfield completed the acquisition of a renewable power generation portfolio in Brazil. Total consideration of R$1,678 million ($525 million) included cash consideration of R$1,546 million ($484 million) and a deferred consideration amount. Total revenue and net income that would have been recorded if the transaction had occurred at the beginning of the year would have been $15 million and $4 million, respectively. The purchase price allocation has been completed on a preliminary basis.

Purchase price allocations for the other business combinations completed in the three months ended March 31, 2015 have also been completed on a preliminary basis.

Business Combinations Achieved in Stages

The following table provides details of the business combinations achieved in stages:

(MILLIONS)	2015

Fair value of investment immediately before acquiring control	$200

Less: Carrying value of investment immediately before acquisition	(99)

Remeasurement gain recorded in net income	$101

Q1 2015 INTERIM REPORT	55

5.	FAIR VALUE OF FINANCIAL INSTRUMENTS

The following table provides the carrying values and fair values of financial instruments as at March 31, 2015 and December 31, 2014:

	Mar. 31, 2015		Dec. 31, 2014
(MILLIONS)	Carrying Value	Fair Value	Carrying Value	Fair Value

Financial assets

Cash and cash equivalents	$2,643	$2,643	$3,160	$3,160

Other financial assets

Government bonds	135	135	97	97

Corporate bonds	1,142	1,142	927	927

Fixed income securities and other	909	909	869	869

Common shares and warrants	2,333	2,333	3,465	3,465

Loans and notes receivable	1,197	1,197	927	927

	5,716	5,716	6,285	6,285

Accounts receivable and other	5,618	5,618	7,124	7,124

	$13,977	$13,977	$16,569	$16,569

Financial liabilities

Corporate borrowings	$4,668	$5,097	$4,075	$4,401

Property-specific mortgages	39,524	40,988	40,364	41,570

Subsidiary borrowings	9,209	9,342	8,329	8,546

Accounts payable and other	10,562	10,562	10,408	10,408

Subsidiary equity obligations	3,425	3,436	3,541	3,558

	$67,388	$69,425	$66,717	$68,483

Fair Value Hierarchy Levels

Assets and liabilities measured at fair value on a recurring basis include $2,425 million (2014 – $3,627 million) of financial assets and $1,323 million (2014 – $1,429 million) of financial liabilities which are measured at fair value using unobservable valuation inputs or based on management’s best estimates. The following table categorizes financial assets and liabilities, which are carried at fair value, based upon the fair value hierarchy levels:

	Mar. 31, 2015			Dec. 31, 2014
(MILLIONS)	Level 1	Level 2	Level 3	Level 1	Level 2	Level 3

Financial assets

Other financial assets

Government bonds	$72	$63	$—	$28	$69	$—

Corporate bonds	844	298	—	768	159	—

Fixed income securities and other	25	99	785	57	39	773

Common shares and warrants	799	8	1,526	765	5	2,695

Loans and notes receivables	—	38	13	—	37	12

Accounts receivable and other	—	1,434	101	—	1,222	147

	$1,740	$1,940	$2,425	$1,618	$1,531	$3,627

Financial liabilities

Accounts payable and other	$—	$2,112	$54	$—	$1,830	$92

Subsidiary equity obligations	—	76	1,269	—	86	1,337

	$—	$2,188	$1,323	$—	$1,916	$1,429

There were no transfers between levels 1, 2 or 3 in the first three months of 2015 or 2014.

Fair values for financial instruments are determined by reference to quoted bid or ask prices, as appropriate. Where bid and ask prices are unavailable, the closing price of the most recent transaction of that instrument is used. In the absence of an active market, fair values are determined based on prevailing market rates for instruments with similar characteristics and risk profiles or internal or external valuation models, such as option pricing models and discounted cash flow analysis, using observable market inputs.

56	BROOKFIELD ASSET MANAGEMENT

Level 2 financial assets and financial liabilities include foreign currency forward contracts, interest rate swap agreements, energy derivatives and subsidiary equity obligations.

The following table summarizes the valuation techniques and key inputs used in the fair value measurement of level 2 financial instruments:

(MILLIONS) Type of asset/liability	Carrying value Mar. 31, 2015	Valuation technique(s) and key input(s)
Derivative assets/Derivative liabilities (accounts receivable/ payable)	$1,434/ (2,112)

Foreign currency forward contracts – discounted cash flow model – forward exchange rates (from observable forward exchange rates at the end of the reporting period) and discounted at credit adjusted rate

Interest rate contracts – discounted cash flow model – forward interest rates (from observable yield curves) and applicable credit spreads discounted at a credit adjusted rate

Energy derivatives – quoted market prices, or in their absence internal valuation models corroborated with observable market data

Redeemable fund units (subsidiary equity obligations)	76	Aggregated market prices of underlying investments

Other financial assets	506	Valuation models based on observable market data

Fair values determined using valuation models (Level 3 financial assets and liabilities) require the use of unobservable inputs, including assumptions concerning the amount and timing of estimated future cash flows and discount rates. In determining those unobservable inputs, the company uses observable external market inputs such as interest rate yield curves, currency rates, and price and rate volatilities, as applicable, to develop assumptions regarding those unobservable inputs.

Q1 2015 INTERIM REPORT	57

The following table summarizes the valuation techniques and significant unobservable inputs used in the fair value measurement level 3 financial instruments:

(MILLIONS) Type of asset/liability	Carrying value Mar. 31, 2015	Valuation technique(s)	Significant unobservable input(s)	Relationship of unobservable input(s) to fair value
Fixed income securities	$785	Discounted cash flows	• Future cash flows	• Increases (decreases) in future cash flows increase (decrease) fair value

			• Discount rate	• Increases (decreases) in discount rate decrease (increase) fair value

Warrants (common shares and warrants)	1,494	Black-Scholes model	• Volatility	• Increases (decreases) in volatility increase (decrease) fair value

Limited-life funds (subsidiary equity obligations)	1,269	Discounted cash flows	• Future cash flows	• Increases (decreases) in future cash flows increase (decrease) fair value

			• Discount rate	• Increases (decreases) in discount rate decrease (increase) fair value
			• Terminal capitalization rate	• Increases (decreases) in terminal capitalization rate decrease (increase) fair value

			• Investment horizon	• Increases (decreases) in the investment horizon increase (decrease) fair value

Derivative assets/Derivative liabilities (accounts receiveable/payable)	101/ (54)	Discounted cash flows	• Future cash flows	• Increases (decreases) in future cash flows increase (decrease) fair value

			• Forward exchange rates (from observable forward exchange rates at the end of the reporting period)	• Increases (decreases) in the forward exchange rate increase (decrease) fair value

			• Discount rate	• Increases (decreases) in discount rate decrease (increase) fair value

58	BROOKFIELD ASSET MANAGEMENT

The following table presents the change in the balance of financial assets and liabilities classified as Level 3 as at March 31, 2015:

FOR THE THREE MONTHS ENDED MAR. 31, 2015 (MILLIONS)	Financial Assets	Financial Liabilities

Balance at beginning of period	$3,627	$1,429

Fair value changes in net income	78	(36)

Fair value changes in other comprehensive income[1]	—	(66)

Additions, net of disposals	(1,280)	(4)

Balance at end of period	$2,425	$1,323

1. Includes foreign currency translation

6.	CURRENT AND NON-CURRENT PORTION OF ACCOUNT BALANCES

a)	Other Financial Assets

AS AT MAR. 31, 2015 AND DEC. 31, 2014 (MILLIONS)	2015	2014

Current portion	$1,768	$1,234

Non-current portion	3,948	5,051

	$5,716	$6,285

b)	Accounts Receivable and Other

AS AT MAR. 31, 2015 AND DEC. 31, 2014 (MILLIONS)	2015	2014

Current portion	$4,724	$6,312

Non-current portion	2,062	2,087

	$6,786	$8,399

c)	Inventory

AS AT MAR. 31, 2015 AND DEC. 31, 2014 (MILLIONS)	2015	2014

Current portion	$2,749	$2,815

Non-current portion	2,567	2,805

	$5,316	$5,620

d)	Accounts Payable and Other

AS AT MAR. 31, 2015 AND DEC. 31, 2014 (MILLIONS)	2015	2014

Current portion	$6,268	$6,054

Non-current portion	4,294	4,354

	$10,562	$10,408

e)	Property-Specific Mortgages

AS AT MAR. 31, 2015 AND DEC. 31, 2014 (MILLIONS)	2015	2014

Current portion	$4,380	$3,596

Non-current portion	35,144	36,768

	$39,524	$40,364

f)	Subsidiary Borrowings

AS AT MAR. 31, 2015 AND DEC. 31, 2014 (MILLIONS)	2015	2014

Current portion	$2,904	$835

Non-current portion	6,305	7,494

	$9,209	$8,329

Q1 2015 INTERIM REPORT	59

7.	HELD FOR SALE

The following is a summary of the assets and liabilities that were classified as held for sale as at March 31, 2015:

AS AT MAR. 31, 2015 (MILLIONS)	Property	Infrastructure	Total

Assets

Cash and cash equivalents	$39	$1	$40

Accounts receivables and other	53	4	57

Investment properties	2,410	—	2,410

Property, plant and equipment	—	218	218

Equity accounted investments	—	311	311

Intangible assets	—	33	33

Assets classified as held for sale	$2,502	$567	$3,069

Liabilities

Accounts payable and other	$59	$11	$70

Property-specific mortgages	1,180	145	1,325

Deferred income tax liabilities	—	43	43

Liabilities associated with assets classified as held for sale	$1,239	$199	$1,438

As at March 31, 2015 the company has classified four separate asset groups or investments as held for sale.

i.	Property

As at March 31, 2015, a subsidiary of the company classified an office building in Massachusetts with total assets of $2 billion and total liabilities of $0.9 billion, as well as an industrial development in Europe with total assets of $0.5 billion and total liabilities of $0.3 billion as assets held for sale.

ii.	Infrastructure

As at March 31, 2015, a subsidiary of the company has initiated a plan to dispose its interest in its New England electricity transmission operations and its North American natural gas transmission business during the balance of 2015. The New England electricity transmission operation’s total assets are $256 million and total liabilities are $199 million. The company’s North American natural gas transmission investment is equity accounted with a carrying value of $311 million.

8.	PROPERTY, PLANT AND EQUIPMENT

(MILLIONS)	Mar. 31, 2015	Dec. 31, 2014

Renewable energy	$19,718	$19,970

Infrastructure

Utilities	3,446	3,637

Transport and energy	4,166	4,447

Sustainable resources	815	977

Property	2,818	2,872

Private equity and other	3,211	2,714

	$34,174	$34,617

9.	COMMON EQUITY

The company’s common equity is comprised of the following:

(MILLIONS)	Mar. 31, 2015	Dec. 31, 2014

Common shares	$3,071	$3,031

Contributed surplus	189	185

Retained earnings	10,121	9,702

Ownership changes	1,590	1,979

Accumulated other comprehensive income	4,469	5,256

Common equity	$19,440	$20,153

60	BROOKFIELD ASSET MANAGEMENT

The company is authorized to issue an unlimited number of Class A shares and 85,120 Class B shares, together referred to as common shares. The company’s common shares have no stated par value. The holders of Class A shares and Class B shares rank on parity with each other with respect to the payment of dividends and the return of capital on the liquidation, dissolution or winding up of the company or any other distribution of the assets of the company among its shareholders for the purpose of winding up its affairs. Holders of the Class A shares are entitled to elect one-half of the Board of Directors of the company and holders of the Class B shares are entitled to elect the other one-half of the Board of Directors. With respect to the Class A and Class B shares, there are no dilutive factors, material or otherwise, that would result in different diluted earnings per share between the classes. This relationship holds true irrespective of the number of dilutive instruments issued in either one of the respective classes of common stock, as both classes of shares participate equally, on a pro rata basis, in the dividends, earnings and net assets of the company, whether taken before or after dilutive instruments, regardless of which class of shares are diluted.

The holders of the company’s common shares received cash dividends during the first quarter of 2015 of $0.11 per share (2014 – $0.13 per share for the period from November 2014 to February 2014, equivalent to $0.10 on a three month basis).

The number of issued and outstanding common shares and unexercised options at March 31, 2015 and December 31, 2014 are as follows:

	Mar. 31, 2015[1]	Dec. 31, 2014[1]

Class A shares[2]	927,023,148	928,142,400

Class B shares	85,120	85,120

Shares outstanding[2]	927,108,268	928,227,520

Unexercised options[3]	56,059,738	55,009,149

Total diluted shares	983,168,006	983,236,669

1.	Adjusted to reflect three-for-two stock split on May 12, 2015
2.	Net of 20,175,000 (2014 – 16,201,324) Class A shares held by the company to satisfy long-term compensation agreements
3.	Includes management share option plan and escrowed stock plan

The authorized common share capital consists of an unlimited number of shares. Shares issued and outstanding changed as follows:

FOR THE THREE MONTHS ENDED MAR. 31	2015[1]	2014[1]

Outstanding at beginning of period[2]	928,227,520	923,207,394

Issued (repurchased)

Repurchases	(4,188,096)	(1,868,236)

Long-term share ownership plans[3]	3,010,168	2,085,882

Dividend reinvestment plan	58,676	97,225

Outstanding at end of period[2]	927,108,268	923,522,265

1.	Adjusted to reflect three-for-two stock split on May 12, 2015
2.	Net of 20,175,000 (2014 – 15,825,000) Class A shares held by the company to satisfy long-term compensation agreements
3.	Includes management share option plan and restricted stock plan

i.	Earnings Per Share

The components of basic and diluted earnings per share are summarized in the following table:

FOR THE THREE MONTHS ENDED MAR. 31 (MILLIONS)	2015	2014

Net income attributable to shareholders	$729	$541

Preferred share dividends	(34)	(38)

Net income available to shareholders – basic	695	503

Capital securities dividends	—	2

Net income available for shareholders – diluted	$695	$505

FOR THE THREE MONTHS ENDED MAR. 31 (MILLIONS)	20151	20141

Weighted average – common shares	928.0	923.1

Dilutive effect of the conversion of options and escrowed shares using treasury stock method	29.0	19.2

Dilutive effect of the conversion of capital securities	—	7.1

Common shares and common share equivalents	957.0	949.4

1.	Adjusted to reflect three-for-two stock split on May 12, 2015

Q1 2015 INTERIM REPORT	61

ii.	Stock-Based Compensation

The company and its consolidated subsidiaries account for stock options using the fair value method. Under the fair value method, compensation expense for stock options that are direct awards of stock is measured at fair value at the grant date using an option pricing model and recognized over the vesting period. Options issued under the company’s Management Share Option Plan (“MSOP”) vest proportionately over five years and expire ten years after the grant date. The exercise price is equal to the market price at the close of business on the day prior to the grant date, or under certain conditions, the volume-weighted average price for the five business days prior to the grant date. During the three months ended March 31, 2015, the company granted 4.9 million stock options at a weighted average exercise price of $36.32 per share. The compensation expense was calculated using the Black-Scholes method of valuation, assuming an average 7.5 year term, 30.4% volatility, a weighted average expected dividend yield of 1.2% annually, a risk free rate of 1.8% and a liquidity discount of 25%.

The company previously established an Escrowed Stock Plan whereby a private company is capitalized with preferred shares issued to Brookfield for cash proceeds and common shares (the “escrowed shares”) that are granted to executives. The proceeds are used to purchase Brookfield Class A shares and therefore the escrowed shares represent an interest in the underlying Brookfield Shares. The escrowed shares vest on and must be held until the fifth anniversary of the grant date. At a date at least five years from and no more than ten years from the grant date, all escrowed shares held will be exchanged for a number of Class A shares issued from treasury of the company, based on the market value of Class A shares at the time of exchange. During the three months ended March 31, 2015, the company granted 4.35 million escrowed shares at a weighted average exercise price of $36.32 per share. The compensation expense was calculated using the Black-Scholes method of valuation, assuming an average 7.5 year term, 30.4% volatility, a weighted average expected dividend yield of 1.2% annually, a risk free rate of 1.8% and a liquidity discount of 25%.

In April 2015, the company completed the issuance of 30.8 million Class A shares at a price of $37.33 per Class A share, or $35.84 per Class A share after underwriters’ commission, under a public offering and concurrently completed a private placement of 2.1 million Class A shares issued at $35.84 per Class A share to current officers, directors and Partners Value Fund Inc. (TSX-V:PVF). The aggregate gross proceeds from these issuances total approximately $1.225 billion.

On May 12, 2015, the company completed a three-for-two stock split by way of a stock dividend of one-half of a Class A share for each Class A and Class B share outstanding resulting in the issuance of 320 million Class A shares.

10.	FAIR VALUE CHANGES

Fair value changes recorded in net income represent gains or losses arising from changes in the fair value of assets and liabilities, including derivative financial instruments, accounted for using the fair value method and are comprised of the following:

FOR THE THREE MONTHS ENDED MAR. 31 (MILLIONS)	2015	2014	Change

Investment property appraisal gains	$628	$354	$274

Transaction related gains	270	230	40

Investment in Canary Wharf Group	150	141	9

General Growth Properties Inc. warrants	98	107	(9)

Other	(33)	(117)	84

	$1,113	$715	$398

62	BROOKFIELD ASSET MANAGEMENT

SHAREHOLDER INFORMATION

Shareholder Inquiries

Shareholder inquiries should be directed to our

Investor Relations group at:

Brookfield Asset Management Inc.

Suite 300, Brookfield Place, Box 762, 181 Bay Street

Toronto, Ontario M5J 2T3

T:  416-363-9491 or toll free in North America: 1-866-989-0311

F:  416-363-2856

www.brookfield.com

inquiries@brookfield.com

Shareholder inquiries relating to dividends, address changes and share certificates should be directed to our Transfer Agent:

CST Trust Company

P.O. Box 700, Station B

Montreal, Quebec H3B 3K3

T:  416-682-3860 or toll free in North America: 1-800-387-0825

F:  1-888-249-6189

www.canstockta.com

inquiries@canstockta.com

Stock Exchange Listings

	Symbol	Stock Exchange

Class A Limited Voting Shares	BAM	New York
	BAM.A	Toronto
	BAMA	Euronext –Amsterdam
Class A Preference Shares
Series 2	BAM.PR.B	Toronto
Series 4	BAM.PR.C	Toronto
Series 8	BAM.PR.E	Toronto
Series 9	BAM.PR.G	Toronto
Series 13	BAM.PR.K	Toronto
Series 14	BAM.PR.L	Toronto
Series 17	BAM.PR.M	Toronto
Series 18	BAM.PR.N	Toronto
Series 24	BAM.PR.R	Toronto
Series 26	BAM.PR.T	Toronto
Series 28	BAM.PR.X	Toronto
Series 30	BAM.PR.Z	Toronto
Series 32	BAM.PF.A	Toronto
Series 34	BAM.PF.B	Toronto
Series 36	BAM.PF.C	Toronto
Series 37	BAM.PF.D	Toronto
Series 38	BAM.PF.E	Toronto
Series 40	BAM.PF.F	Toronto
Series 42	BAM.PF.G	Toronto

Investor Relations and Communications

We are committed to informing our shareholders of our progress through our comprehensive communications program which includes publication of materials such as our annual report, quarterly interim reports and news releases. We also maintain a website that provides ready access to these materials, as well as statutory filings, stock and dividend information and other presentations.

Meeting with shareholders is an integral part of our communications program. Directors and management meet with Brookfield’s shareholders at our annual meeting and are available to respond to questions. Management is also available to investment analysts, financial advisors and media.

The text of our 2014 Annual Report is available in French on request from the company and is filed with and available through SEDAR at www.sedar.com.

Dividend Reinvestment Plan

The Corporation has a Dividend Reinvestment Plan (“DRIP”) which enables registered holders of Class A Shares who are resident in Canada and the United States to receive their dividends in the form of newly issued Class A Shares, and increase their investment in the Corporation free of commissions.

Shareholders of our Class A Shares who are resident in the United States may elect to receive their dividends in the form of newly issued Class A Shares at a price equal to the volume-weighted average price (in U.S. dollars) at which the shares traded on the New York Stock Exchange based on the average closing price during each of the five trading days immediately preceding the relevant dividend payment date (the “NYSE VWAP”).

Shareholders of our Class A Shares who are resident in Canada may also elect to receive their dividends in the form of newly issued Class A Shares at a price equal to the NYSE VWAP multiplied by an exchange factor which is calculated as the average noon exchange rate as reported by the Bank of Canada during each of the five trading days immediately preceding the relevant dividend payment date.

Further details on our Dividend Reinvestment Plan and a Participation Form can be obtained from our Toronto office, our transfer agent or from our website.

Dividend Record and Payment Dates

	Record Date	Payment Date

Class A and Class B Shares [1]	Last day of February, May, August and November[2]	Last day of March, June, September and December[3]
Class A Preference Shares [1]
Series 2, 4, 13, 17, 18
24, 26, 28, 30, 32, 34, 36, 37, 38, 40 and 42	15th day of March, June, September and December	Last day of March, June, September and December
Series 8 and 14	Last day of each month	12th day of following month
Series 9	5th day of January, April, July and October	First day of February, May, August and November

1.	All dividend payments are subject to declaration by the Board of Directors
2.	Beginning May 31, 2015
3.	Beginning June 30, 2015

Q1 2015 INTERIM REPORT	63

www.brookfield.com	NYSE: BAM TSX: BAM.A EURONEXT: BAMA

BROOKFIELD ASSET MANAGEMENT INC.

CORPORATE OFFICES	REGIONAL OFFICES

New York – United States	Dubai – UAE	Mumbai – India	Singapore
Brookfield Place	Level 1, Al Manara Building	Unit 203, 2nd Floor	Brookfield Singapore Pte Limited
250 Vesey Street, 15th Floor	Sheikh Zayed Road	Tower A, Peninsula Business Park	#24-01, Income at Raffles
New York, New York	Dubai, UAE	Senapati Bapat Marg, Lower Parel	16 Collyer Quay
10281-1023	T 971.4.3158.500	Mumbai - 400013	Singapore 049318
T 212.417.7000	F 971.4.3158.600	T 91 (22) 6600.0400	T 65.6750.4486
F 212.417.7196		F 91 (22) 6600.0401	F 65.6532.0149

Toronto – Canada	Hong Kong	Rio de Janeiro – Brazil	Sydney – Australia
Brookfield Place, Suite 300	Suite 2302, Prosperity Tower	Rua Lauro Müller 116, 21° andar,	Level 22
Bay Wellington Tower	39 Queens Road Central	Botafogo - Rio de Janeiro - Brasil	135 King Street
181 Bay Street, Box 762	Central, Hong Kong	22290 - 160	Sydney, NSW 2001
Toronto, Ontario M5J 2T3	T 852.2143.3003	CEP: 71.635.250	T 61.2.9322.2000
T 416.363.9491	F 852.2537.6948	T 55 (21) 3527.7800	F 61.2.9322.2001
F 416.365.9642		F 55 (21) 3527.7799

	London – United Kingdom	Shanghai – China
	99 Bishopsgate, 2nd Floor	Tower 1 Kerry Center, Suite 805
	London EC2M 3XD	1515 Nanjing Road West
	United Kingdom	Shanghai, China 200040
	T 44 (0) 20.7659.3500	T 86.21.5298.6622
F 44 (0) 20.7659.3501